UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
_________________________________________

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended ____________
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report _____________

Commission file number [ ]
_________________________________________

PACIFIC THERAPEUTICS LTD.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

409 Granville Street, Suite #1500
Vancouver, BC, V6C-1T2 Canada

(Address of principal executive offices)

Tel: 604-738-1049
Fax: 604-738-1094

(Name, Telephone, E-Mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
26,586,825 CLASS A COMMON SHARES, NO PAR VALUE	Canadian National Stock Exchange
_________________________________________

i

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 22,586,825 Class A Common Shares, no par value as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act.

YES ☐    NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐    NO ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ☐   NO ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site: www.pacifictherapeutics.com, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☐    NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 in the Exchange Act. (Check one):

Large Accelerated Filer ☐                             Accelerated Filer ☐                           Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17    ☒ Item 18

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act:

YES ☐    NO ☐

ii

PACIFIC THERAPEUTICS LTD.

iii

Part I

Brief Introduction

Pacific Therapeutics Ltd. (the “Company”, “Issuer” or “PTL”) is a British Columbia, Canada corporation, incorporated on September 12, 2005. It is a reporting Company in British Columbia and Ontario, and its shares are listed for trading on the Canadian National Stock Exchange (“CNSX”).

Item 1.                                 Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management.

The term of office of the Company’s directors expires annually at the time of the Company’s annual general meeting. The term of the office of the officers expires at the discretion of the Company’s directors. Below is a list of the Company’s directors and senior management:

Name	Title in the Company	Date of Appointment to Office
Douglas H. Unwin, B.SWc., MBA	President, CEO, Director	September 12, 2005
Douglas Wallis, CA	Director	May 10, 2011
M. Greg Beniston, LLB	Chairman	Chairman since October 31, 2007; Corporate Secretary: from September 2005 to October 31, 2007
Wendi Rodrigueza, PhD	Director	November 5, 2009
Derick Sinclair, CA	CFO and Corporate Secretary	Chief Financial Officer since September 1, 2007; Corporate Secretary since October 31, 2007

Please also see Item 6 of this Form 20-F for more information about the directors and senior management.

B. Advisers.

The Company’s outside legal counsel is Hunter Taubman Weiss LLP, at 130 w. 42nd Street, Suite 1050, New York, NY 10023; Tel: (212) 732-7184.

C. Auditors.

The Company’s auditors are LEED Advisors Inc. Chartered Accountants at 302-2626 Croydon Drive, Surrey, BC V3S 0S8; Tel: (604) 538-1611.

Item 2.                                 Offer Statistics and Expected Timetable

Not Applicable

Item 3.                                  Key Information

A.	Selected financial data For the Years Ended December 31, 2012, 2011 and 2010

The following selected information should be read in conjunction with the Company’s financial statements, and notes, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards.  With respect to the Company’s financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles.

Item 3.                                  Key Information - continued

Period ended	FYE 2012 (IFRS)	FYE 2011 (IFRS)	FYE 2010 (IFRS)
Net Sales	$Nil	$Nil	$Nil
Net loss and Comprehensive Loss	($605,468)	($463,768)	($318,100)
Basic and diluted loss per share	($0.03)	($0.03)	($0.02)
Weighted average shares	21,637,193	18,172,472	16,350,054

Period ended	FYE 2012 (IFRS)	FYE 2011 (IFRS)	FYE 2010 (IFRS)
Total assets	$206,533	$422,178	$119,919
Net Assets	($430,990)	($166,309)	($295,050)
Share capital	$1,995,716	$1,765,754	$1,133,136
Contributed surplus	$206,212	$162,052	$136,110
Deficit accumulated during the development stage	($2,662,918)	($2,094,115)	($1,564,296)
Common Shares Issued	22,586,825	20,989,157	15,930,452
Dividends	$Nil	$Nil	$Nil

Selected Financial Data for the Quarters Ended March 31, 2013, 2012 and 2011

The financial information reported herein has been prepared in accordance with IFRS. The Company uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim operations of the Company for the three months ended March 31, 2013, March 31, 2012 and March 31, 2011 is presented below:

Selected Statement of Operations Data

Period ended	Three Months ended March 31, 2013 (1)	Three Months ended March 31, 2012 (1)	Three Months ended March 31, 2011 (1)
Total revenues	$Nil	$Nil	$Nil
Net and Comprehensive loss	($174,535)	($147,137)	($83,845)
Basic loss per share	($0.01)	($0.01)	($0.01)
Diluted loss per share	($0.01)	($0.01)	($0.01)
Weighted average shares	23,526,825	20,966,447	16,306,604

(1) Financial data for the quarter prepared using IFRS

Selected Balance Sheet Data

Period ended	March 31, 2013(1)	December 31, 2012
Cash & Equivalents	$7,220	$9,854
Current assets	$64,941	$108,107
Property and equipment (net of depreciation)	$4,009	$4,864
Patents & Licenses (net of amortization)	$52,125	$93,562
Total Assets	$121,075	$206,533
Current liabilities	$671,600	$637,523
Non-Current liabilities	$Nil	$Nil
Total liabilities	$671,600	$637,523
Working Capital/(deficit)	$606,659	$529,416

(1)	Financial data prepared using IFRS

Item 3.                                  Key Information - continued

Cash and equivalents decreased in the first three months by $2,634 from $9,854 on December 31, 2012 to $7,220 as of March 31, 2013.

Cash and equivalents increased in the first three months by $1,127 from $6,094 on December 31, 2011 to $7,221 as of March 31, 2012. Restricted cash decreased by $300,000 from $300,000 December 31, 2011 to $Nil on March 31, 2012. This restricted cash was held in escrow under the Irrevocable Subscription Agreements. The cash was returned to subscribers on January 31, 2012 when the Irrevocable Subscription Agreements were terminated.

B.	Capitalization and indebtedness.

The following table sets forth our capitalization as of March 31, 2013 and December 31, 2012. This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes included elsewhere in this Registration Statement on Form 20-F.

	As of March 31, 2013(1)		As of December 31, 2012
Current Liabilities:
Accounts payable and accruals:		$671,600		$637,523
Non-Current Liabilities:	$	Nil	$	Nil
Equity:
Common shares		$2,078,686		$1,995,716
Subscriptions Received	$	Nil	$	Nil
Contributed Surplus		$208,242		$206,212
Accumulated deficit		$2,837,453		$(2,662,918)
Total equity		$550,525		$(430,990)
Liabilities and equity:		$121,075		$206,533

(1)	Financial statements for the period ended March 31, 2013 prepared by management not audited.

C.	Reasons for the offer and use of proceeds.

Not Applicable.

D.	Forward-Looking Statement and Risk factors.

Forward-Looking Statements

This Form 20-F and the documents to which we refer you contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in “Risk Factors” below. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this Form 20-F, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.

Item 3.                                  Key Information - continued

Risk Factors

An investment in the Common Shares of the Company must be considered highly speculative due to the nature of the Company’s business. The risk and uncertainties below are not the only risks and uncertainties the Company may have. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company and cause the price of the Common Shares to decline. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In addition to the risks described elsewhere and the other information in this Form 20-F, the Company notes the following risk factors:

Issuer Risk - Risks that are specific to the Company

Insufficient Funds to Accomplish the Company's Business Objectives

The Company remains under constant working capital pressures. As of March 31, 2013, the Company had a working capital deficit of $606,659. In the near future, potential revenues cannot support existing and upcoming expenses or other capital requirements. When the current funding has been expended, the Company will require and is planning for additional funding.  There is no assurance that this funding will be available when required by the Company and/or available on suitable terms. Furthermore, the Company expects negative operating cash flows for the immediately foreseeable future.

Substantial Capital Requirements for Research and Development

The Company anticipates that it may make substantial research and development expenditures for clinical trials in the future. As the Company has no operating revenue being generated from its research and development activities, the Company does not expect to generate any revenue in the near future and may have limited ability to expend the capital necessary to undertake or complete future research and development work.  There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly.  If the Company is unable to obtain additional financing, it may be unable to complete the development and commercialization of PTL-202 and PTL-303 or continue its research and development programs.

Unanticipated Costs and Delays

The Company may be subject to unanticipated costs or delays that would accelerate its need for additional capital or increase the costs of individual clinical trials.  If the Company is unable to raise additional capital when required or on acceptable terms, it may have to significantly delay, scale back or discontinue the development and/or commercialization of one or more of its product candidates. The Company may also be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or
•	relinquish or license on unfavorable terms its rights to technologies or product candidates that it otherwise would seek to develop or commercialize itself.

Uncertainty of Additional Financing

The Company does not have the existing capital resources to fund operations to complete a pivotal bio-availability study of PTL-202 providing information for future development studies. The Company anticipates that it will need to raise additional capital, through private placements or public offerings of its equity or debt securities, in addition to the capital on hand, to complete the long-term development and commercialization of its current product candidates.  The inability of the Company to access sufficient additional capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to miss certain acquisition opportunities and reduce or terminate its business.

Item 3.                                  Key Information - continued

Dilution

To date the Company’s sources of cash have been limited primarily to proceeds from the founders, friends and retail investors. It is likely that the Company will enter into more agreements to issue Common Shares and warrants and options to purchase Common Shares.

The impact of the issuance of a significant amount of Common Shares from the exercise of the Company’s outstanding warrants and options could place downward pressure on the market price of the Common Shares.

The Company cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Company raises additional funds by issuing equity securities, its shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants, such as limitations on the Company’s ability to incur additional indebtedness, limitations on its ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct business.

No History of Sales or Profits

The Company does not have a history of earnings or profit, has never had any products available for commercial sale and has not generated any revenue from product sales.  The Company does not anticipate that it will generate revenue from the sale of products for the foreseeable future and has not yet submitted any products for approval by regulatory authorities.  The Company continues to incur research and development and general and administrative expenses related to its operations.  There is no assurance that in the future the Company will develop revenues, operate profitably or provide a return on investment.  Therefore, investors should not invest on the expectation of receiving dividends or any guaranteed return on their investment of any nature. The Company is expected to continue to incur losses for the foreseeable future and expects these losses to increase as it continues research activities and development of its product candidates, seeks regulatory approvals for its product candidates, and acquires rights to additional products for development. If the Company’s product candidates fail in clinical trials or do not gain regulatory approval, or if its product candidates do not achieve market acceptance, the Company may never become profitable. Even if the Company achieves profitability in the future, it may not be able to sustain profitability in subsequent periods.

No History of Paying Dividends

An increase in the market price of the Company’s Common Shares, which is uncertain and unpredictable, may be an investor’s sole source of gain from an investment in the Company’s Common Shares. An investment in the Company’s Common Shares may not be appropriate for investors who require dividend income.

No dividends have been paid on the Company's Common Shares since inception and there is no assurance that such dividends will be earned or paid in the future. For the foreseeable future, the Company expects to re-invest in its operations all cash flow that might otherwise be available for distribution to shareholders in the form of cash dividends. While the payment of stock dividends is an alternative, there is no assurance that these will be paid in the foreseeable future. The Company does not anticipate paying any dividends on the Shares in the foreseeable future. As a result, capital appreciation, if any, of the Company’s Common Shares will be the shareholder’s sole source of gain for the foreseeable future.

Influence of Principal Shareholders

As at the date of this filing, Directors and Officers will own approximately 20.7% of the issued and outstanding Common Shares of the Company. As a result, these shareholders, together or individually will have the ability to control or influence the outcome of most corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. The concentration of ownership of the Company may also have the effect of delaying or preventing a change in control of the Company.

Commercializing of Drug Candidates

In order to successfully commercialize drugs, the Company must enter into collaborations with partners to develop a capable sales, marketing and distribution infrastructure. The Company intends to enter into partnering, co-promotion and other distribution arrangements to commercialize products in most markets. However, the Company may not be able to enter into collaborations on acceptable terms, if at all, and may face competition in its search for partners with whom to collaborate. If the Company is unable to develop collaborations with one or more partners to perform these functions, it may not be able to successfully commercialize its products, which could cause the Company to cease operations.

Item 3.                                  Key Information - continued

Dependence on the Success of PTL-202

PTL-202, the Company’s lead product candidate, has been tested in pre-clinical models of lung Fibrosis.  These tests indicate that PTL-202 may be an effective drug to treat Pulmonary Fibrosis. PTL-202 was cleared by regulators to begin Phase 1 clinical trials during 2012. This drug/drug interaction trial was concluded in September 2012.

In order to market PTL-202, the Company, in conjunction with its collaborators, will have to conduct additional clinical trials, including bioequivelency, Phase 2 proof of principal clinical trials as well as Phase 3 clinical trials, to demonstrate safety and efficacy. The Company has not initiated any Phase 2 or Phase 3 clinical trials with any of its product candidates. If the proposed clinical trials generate safety concerns or demonstrate a lack of efficacy, or competitive products developed by third parties show significant benefit in the indications in which the Company is developing product candidates, any planned clinical trial may be delayed, altered or not initiated and PTL-202 may never receive regulatory approval or be successfully commercialized.

The Company’s other product candidate, PTL-303, has only been tested in cellular assays to determine a signal as a possible drug candidate. PTL-303 has not been tested in animals or humans.

Even if the Company’s product candidates receive regulatory approval, the Company or its collaborators may not be successful in marketing them for a number of reasons, including the introduction by competitors of more clinically-effective or cost-effective alternatives or failure in the Company or collaborator’s sales and marketing efforts.

Any failure to obtain approval of PTL-202 or PTL-303, and successfully commercialize them, would have a material and adverse impact on the Company’s business, which could cause the Company to cease operations.

Reliance on the Company’s management

Investors will in large part entrust their funds to the directors, management, and other professional advisors in whose judgment investors must depend with only limited information about their specific evaluation of the “sound business reasons” on which any reallocation of funds would be based. The Company's financing and enterprise acquisition/development policies and practices may be changed at the discretion of the Board of Directors. Persons who are not willing to rely on the Company’s management and/or Directors should not purchase the Company’s Shares.

Attraction and Retention of the Company’s Management

The Company will need to expand and effectively manage its managerial, operational, financial, development and other resources in order to successfully pursue its research, development and commercialization efforts of existing and future product candidates. The Company's success depends on its continued ability to attract, retain and motivate highly qualified management, pre-clinical and clinical personnel. The loss of the services of any of the Company’s senior management could delay or prevent the commercialization of its product candidates. Although the Company has entered into an employment agreement with Douglas H. Unwin, its Chief Executive Officer, the agreement permits Mr. Unwin to terminate his employment with the Company at any time, subject to providing the Company with advance written notice.

The Company may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among specialty pharmaceutical, biotechnology, pharmaceutical and other businesses. If the Company is not able to attract and retain the necessary personnel to accomplish its business objectives, the achievement of its development objectives, its ability to raise additional capital and its ability to implement its business strategy may be significantly reduced. In particular, if the Company loses any members of its senior management team, it may not be able to find suitable replacements in a timely fashion, or at all, and the business may be harmed as a result.

Use of Contract Personnel

From time to time the Company will need to contract additional personnel to continue its expansion. The Company uses scientific, clinical and regulatory advisors extensively to assist in formulating its development and clinical strategies. These advisors are not the Company’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with the Company’s. If the Company is unable to contract the correct personnel, it may be unable to implement or complete its product development programs, resulting in the inability to commercialize its product candidates or generate sufficient revenue to continue in business.

Item 3.                                  Key Information - continued

Dependence on key employees, suppliers or agreements

Executive management of the Company's business is primarily provided by the Company's CEO, CFO, and Board of Directors. At this stage of its corporate development, the Company has necessarily limited the establishment of extensive administrative and operating infrastructure. Instead, the Company may rely, for necessary skills, on external adviser/consultants with extensive senior level management experience in such fields as formulation, drug development, pharmaceutical regulations, finance, manufacturing, marketing, law, and investment. The future success of the Company is very dependent upon the ongoing availability and commitment of its directors, officers and advisor consultants, not all of whom are or will be bound by formal contractual employment agreements. The absence of these formal contractual relationships may be considered to represent an area of risk.

Dependence on Third Parties to Conduct Clinical Trials

The Company will hire third parties to conduct clinical trials. If these third parties do not perform as contracted or expected, the Company may not be able to obtain regulatory approval for its drug candidates, preventing the Company from becoming profitable.

The Company relies on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct its pre-clinical research and clinical trials. Although the Company relies on these third parties to conduct its clinical trials, it is responsible for ensuring that each of its clinical trials is conducted in accordance with its investigational plan and protocol, as approved by the FDA and non-U.S. regulatory authorities. Moreover, the FDA and non-U.S. regulatory authorities require the Company to comply with regulations and standards, commonly referred to as Good Clinical Practices (“GCPs”), for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the clinical trial subjects are adequately informed of the potential risks of participating in clinical trials.

The Company’s reliance on third parties does not relieve it of the above responsibilities and regulatory requirements. If the third parties conducting the Company’s clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to GCPs or for any other reason, the Company may need to enter into new arrangements with alternative third parties, and its clinical trials may be extended, delayed or terminated. In addition, a failure by third parties to perform their obligations in compliance with GCPs may cause the Company’s clinical trials to fail to meet regulatory requirements, which may require the Company to repeat its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, the Company may be unable to obtain regulatory approval for or commercialize its current and future product candidates.

Marketing and Distribution Risk

If the Company is unable to develop its sales and marketing and distribution capability on its own or through collaborations with marketing partners, it will not be successful in commercializing its product candidates. The Company currently does not have a marketing staff nor a sales or distribution organization. The Company does not intend to develop a sales or distribution organization internally.

The Company currently does not have marketing, sales or distribution capabilities. The Company has decided to collaborate with third parties that have direct sales forces and established distribution systems, either to augment or substitute in lieu of its own sales force and distribution systems. To the extent that the Company enters into co-promotion or other licensing arrangements, its product revenue is likely to be lower than if the Company directly marketed or sold its products, when and if it has any. In addition, any revenue received will depend in whole or in part upon the efforts of such third parties, which may not be successful and will generally not be within the Company’s control. If the Company is unable to enter into such arrangements on acceptable terms or at all, it may not be able to successfully commercialize its existing and future product candidates. If the Company is not successful in commercializing its existing and future product candidates, either on its own or through collaborations with one or more third parties, future product revenue will suffer and the Company may incur significant additional losses.

Item 3.                                  Key Information - continued

Industry Risk - Risks faced by the Company because of the industry in which it operates

Research and Development

The Company is developing new, proprietary substances, methods and processes intended to enhance the therapeutic effects of existing drugs in the treatment of diseases characterized by progressive Fibrosis. The existing drugs that form the basis of the Company’s efforts to develop new substances, methods and processes are well known, yet any scientific evidence that may exist to support the feasibility of the Company’s goals is not conclusive.  If the Company is not successful in developing and marketing any new drugs, combinations of existing drugs or reformulation and repurposing of existing approved drugs it may never generate revenues and the business may fail.

Clinical Trial Design

The Company’s business strategy is to combine, reformulate and repurpose existing drugs for the treatment of new indications, and these new drug combinations or formulations may have the ability to treat many indications. The Company may incorrectly assess the market opportunities of an indication or may incorrectly estimate or fail to fully appreciate the scientific and technological difficulties associated with treating a specific indication. Furthermore, the quality and robustness of the results and data of any clinical study the Company conducts will depend upon the selection of a patient population for clinical testing. If the selected population is not representative of the intended population, further clinical testing of product candidates or termination of research and development activities related to the selected indication may be required. The Company’s ability to commence clinical testing or the choice of clinical development path could compromise business prospects and prevent the achievement of revenue.

Product Failure in Clinical Trials

Clinical trials may fail to adequately demonstrate the safety and efficacy of product candidates. The Company will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective for use in a diverse population before the Company can seek regulatory approvals for their commercial sale. Negative results from clinical trials will prevent the commercialization of a drug candidate. If the Company cannot show that its product candidates are both safe and effective in clinical trials, it will need to re-evaluate its strategic plans.

Positive results from pre-clinical studies and early clinical trials should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities, despite having progressed through initial clinical trials.

Even after the completion of Phase 3 clinical trials, the FDA or other non-U.S. regulatory authorities may disagree with the Company’s clinical trial design and its interpretation of data, and may require the Company to conduct additional clinical trials to demonstrate the efficacy of its product candidates.

Regulatory Risk and Market Approval

Any products that the Company develops will be subject to extensive government regulations relating to development, clinical trials, manufacturing and commercialization. In the United States, for example, the drug combinations that the Company intends to develop and market are regulated by the FDA under its new drug development and review process. Before any therapeutic products can be marketed, the sponsor company must obtain clearance from the FDA by submitting an investigational new drug application, then by successfully completing human testing under three phases of clinical trials, and finally by submitting a new drug application.

The time required to obtain approvals for drug combinations or reformulations from the FDA and other agencies in foreign locales with similar processes is unpredictable. There is no assurance that the Company will ever receive regulatory approval to use its proprietary drug combinations or reformulations as human therapeutics. If such regulatory approval is not obtained, the Company may never become profitable.

Item 3.                                  Key Information - continued

Failure to Receive Regulatory Approval f or Clinical Trials

The Company’s clinical development programs for PTL-202 and PTL-303 may not receive regulatory approval for clinical trials if the Company fails to demonstrate that they are safe and effective in pre-clinical trials. Consequently, failure to obtain necessary approvals from the FDA or similar non-U.S. regulatory agencies to operate clinical trials for the Company’s product candidates could result in delays to the Company’s product development efforts.

Manufacture and Supply of Drug Candidates

The Company does not own or operate manufacturing facilities, and it depends on third-party contract manufacturers for production of its product candidates. The Company has no experience in drug formulation or manufacturing, and it lacks the resources and the capability to manufacture any of its product candidates. Product candidates have been purchased in limited quantities for pre-clinical studies from scientific supply houses. For Phase 1 and 2 clinical trials of PTL-202, the Company will need to obtain additional quantities of active pharmaceutical ingredients. The Company will need to contract with a manufacturer for a supply of PTL-303 for pre-clinical, and Investigational New Drug-enabling toxicology studies and initial clinical trials (Phase 1 and 2). If, in the future, one of the Company’s product candidates is approved for commercial sale, the Company or its collaborator will need to manufacture that product candidate in commercial quantities. The Company cannot guarantee that the third-party manufacturers with which it has previously contracted will have sufficient capacity to satisfy future manufacturing needs of PTL-202 or PTL-303, or that the Company will be able to negotiate additional purchases of active pharmaceutical ingredients or drug products from these or alternative manufacturers on terms favourable to the Company, or at all.

Third party manufacturers may fail to perform under their contractual obligations, or may fail to deliver the required commercial quantities of bulk active ingredients or finished product on a timely basis and at commercially reasonable prices. Any performance failure on the part of the Company’s contract manufacturers could delay clinical development or regulatory approval of the Company’s product candidates or commercialization of its future product candidates, depriving the Company of potential product revenue and resulting in additional losses.

If the Company is required to identify and qualify an alternate manufacturer, it may be forced to delay or suspend its clinical trials, regulatory submissions, required approvals or commercialization of its product candidates, which may cause it to incur higher costs and could prevent the successfully commercializing its product candidates. If the Company is unable to find one or more replacement manufacturers capable of production at a reasonably favourable cost, in enough volume, of adequate quality, and on a timely basis, the Company would likely be unable to meet demand for its product candidates and its clinical trials could be delayed or it could lose potential revenue. The Company’s ability to replace an existing active pharmaceutical ingredient manufacturer may be difficult because the number of potential manufacturers may be limited and the FDA or non-US regulator must approve any replacement manufacturer before it can begin manufacturing the Company’s product candidates. Such approval would require new testing and compliance inspections. It may be difficult or impossible for the Company to identify and engage a replacement manufacturer on acceptable terms in a timely manner, or at all.

The Company expects to continue to depend on third-party contract manufacturers for the foreseeable future. The Company’s product candidates require precise, high quality manufacturing. Any of the Company’s contract manufacturers will be subject to ongoing periodic unannounced inspection by the FDA and non-U.S. regulatory authorities to ensure strict compliance with current Good Manufacturing Practice (“cGMP”), and other applicable government regulations and corresponding standards. If the Company’s contract manufacturers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, the Company may experience manufacturing errors resulting in patient injury or death, product recalls or withdrawals, delays or interruptions of production or failures in product testing or delivery, delay or prevention of filing or approval of marketing applications for the Company’s product candidates, cost overruns or other problems that could seriously harm its business.

Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. Additionally, any third party manufacturers the Company retains to manufacture its product candidates on a commercial scale must pass an FDA or non-US regulator pre-approval inspection for conformance to the cGMPs before the Company can obtain approval of its product candidates. If the Company is unable to successfully increase the manufacturing capacity for a product candidate in conformance with cGMPs, the regulatory approval or commercial launch of any related products may be delayed or there may be a shortage in supply.

Market Acceptance of the Company’s Products

Even if the Company receives the necessary regulatory approvals to commercially sell its drug candidates, the success of these candidates will depend on their acceptance by physicians and patients, and reimbursement among other things.

Item 3.                                  Key Information - continued

In the United States and elsewhere, the Company’s product revenues will depend principally upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. The Company may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of products. Such clinical trials may require the Company to commit a significant amount of management time, financial and other resources. If reimbursement of the Company’s product candidates is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, the Company’s revenues could be reduced.

In some countries other than the United States, particularly the countries of the European Union and Canada, the pricing of prescription pharmaceuticals is subject to government controls. In these countries, obtaining pricing approval from government authorities can take six to twelve months or longer after the receipt of regulatory marketing approval of a product for an indication. To obtain reimbursement or pricing approval in some countries, the Company may be required to conduct a clinical trial that compares the cost-effectiveness of its product candidate to other available therapies. The Company’s revenues could be reduced if reimbursement of a product candidate is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels.

Canadian, US, European and other foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In the United States, there have been, and the Company expects that there will continue to be, federal and state proposals to implement similar government control.  In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products.  For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products.  The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for certain drugs.  In addition, the new legislation provides authority for limiting the number of outpatient drugs that will be covered in any therapeutic class.  As a result of the new legislation and the expansion of federal coverage of drug products, the Company expects that there will be additional pressure to contain and reduce costs.

The Medicaid program and state healthcare laws and regulations in the USA may also be modified to change the scope of covered products and/or reimbursement methodology.  Cost control initiatives could decrease the established reimbursement rates that the Company receives for any products in the future, which would limit its revenues and profitability.  Legislation and regulations affecting the pricing of pharmaceutical products, including PTL-202 and PTL-303, may change at any time, which could further limit or eliminate reimbursement rates for PTL-202 or other product candidates.

If the Company’s drug candidates fail to gain market acceptance, it may be unable to generate sufficient revenue to continue in business.

Failure to Obtain Regulatory Approval Outside the United States

The Company intends to market certain of its existing and future product candidates in non-North American markets.  In order to market its existing and future product candidates in the European Union and many other non-North American jurisdictions, the Company must obtain separate regulatory approvals.  The Company has had no interactions with non-North American regulatory authorities, and the approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval.

Approval by the FDA or other regulatory authorities does not ensure approval by regulatory authorities in other countries, and approval by one or more non-North American regulatory authorities does not ensure approval by regulatory authorities in other countries or by the FDA.  The non-North American regulatory approval process may include all of the risks associated with obtaining FDA approval. The Company may not obtain non-North American regulatory approvals on a timely basis, if at all.  In addition, the Company may not be able to file for non-North American regulatory approvals and may not receive necessary approvals to commercialize its existing and future product candidates in any market. If such regulatory approval is not obtained, the Company may never become profitable.

Item 3.                                  Key Information - continued

Product Liability

The use of the Company’s drug candidates in clinical trials and the sale of any products for which regulatory approval is obtained may expose the Company to product liability claims from consumers, health care providers, pharmaceutical companies or other entities.  Any claim brought against the Company may cause the diversion of resources from normal operations or cause the Company to cease the sale, distribution and marketing of its products that have received regulatory approval. This may cause the Company to cease operations.

Intellectual Property Rights

The Company’s commercial success will depend, in part, on obtaining and maintaining patent protection, trade secret protection and regulatory protection of its proprietary technology and information as well as successfully defending third-party challenges to its proprietary technology and information.  The Company will be able to protect its proprietary technology and information from use by third parties only to the extent that valid and enforceable patents, trade secrets or regulatory protection cover them and the Company has exclusive rights to utilize them.  The ability of the Company’s licensors, collaborators and suppliers to maintain their patent rights against third-party challenges to their validity, scope or enforceability will also play an important role in determining the Company’s future.

Reliance on Licensors to Maintain Patent Rights

The Company’s commercial success may also depend, in part, on maintaining patent rights that have been licensed related to products that the Company may market in the future.  Since the Company will not fully control the patent prosecution of any licensed patent applications, it is possible that the licensors will not devote the same resources or attention to the prosecution of the licensed patent applications as the Company would if it controlled the prosecution of the applications.  The licensor may not pursue and successfully prosecute any potential patent infringement claim, may fail to maintain their patent applications, or may pursue any litigation less aggressively than the Company would.  Consequently, the resulting patent protection, if any, may not be as strong or comprehensive.

Uncertainty of Patent Protection

The patent positions of life science companies including specialty pharmaceutical companies can be highly uncertain and involve complex legal and factual questions that include unresolved principles and issues.  No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States, and the patent situation outside the United States is even more uncertain.  Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of the Company’s intellectual property rights.  Therefore, the Company cannot predict with any certainty the range of claims that may be allowed or enforced in its patents or in-licensed patents.

Reliance on Trade Secrets

The Company also relies on trade secrets to protect its technology, especially where the Company does not believe patent protection is appropriate or obtainable.  However, trade secrets are difficult to protect.  While the Company seeks to protect confidential information, in part, through confidentiality agreements with employees, consultants, contractors, or scientific and other advisors, they may unintentionally or wilfully disclose the Company’s confidential information to competitors.  Enforcing a claim against a third party related to the illegal acquisition and use of trade secrets can be expensive and time consuming, and the outcome is often unpredictable.  If the Company is not able to maintain patent or trade secret protection on its technologies and product candidates, then the Company may not be able to exclude competitors from developing or marketing competing products, and the Company may not be able to operate profitability.

Intellectual Property Infringement Claims

There has been, and there will continue to be, significant litigation and demands for licenses in the life sciences industry regarding patent and other intellectual property rights.  Although the Company anticipates having a valid defence to any allegation that its current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties, the Company cannot be certain that a third party will not challenge this position in the future.  Other parties may own patent rights that the Company might infringe with its drug candidates, products or other activities, and the Company’s competitors or other patent holders may assert that the Company’s products and the methods employed are covered by their patents.  These parties could bring claims against the Company causing substantial litigation expenses and, if successful, may require payment of substantial damages.  Some of the Company’s potential competitors may be better able to sustain the costs of complex patent litigation, and depending on the circumstances, the Company could be forced to stop or delay its research, development, manufacturing or sales activities.  Any of these costs could cause the Company to go out of business.

Item 3.                                  Key Information - continued

Licensed Patent Rights

The Company has licensed patents and plans to license technologies and other patents if it believes it is necessary or useful to use third party intellectual property to develop its products, or if its product development threatens to infringe upon the intellectual property rights of third parties. The Company may be required to pay license fees or royalties or both to obtain such licenses, and there is no guarantee that such licenses will be available on acceptable terms, if at all. Even if the Company is able to successfully obtain a license, the rights may be non-exclusive, which would give the Company’s competitors’ access to the same intellectual property it has rights to, which could prevent the Company from commercializing a product.

The Company’s licensors may terminate the license. Without protection for the intellectual property that is licensed, other companies may be able to offer substantially similar products for sale, the Company may not be able to market or sell the planned products or generate any revenues.

Licenses and Permits to Operate

The operations of the Company may require licenses and permits from various governmental authorities, in both domestic and foreign jurisdictions.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its research and development of its projects. Without these licenses and permits the Company may not be able to market or sell the planned products or generate any revenues.

Competition

The pharmaceutical industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resource and technical facilities.  Competition could adversely affect the Company’s ability to acquire suitable projects in the future.

Significant and increasing competition exists for pharmaceutical opportunities internationally.  There are a number of large established pharmaceutical companies with substantial capabilities and far greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive pharmaceutical development opportunities on terms it considers acceptable and there can be no assurance that the Company's research and development programs will yield any new drugs or result in any commercially viable compounds or technologies.

Conflicts of Interest

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including life science companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest.  The British Columbia Business Corporation Act (“BCBCA”) provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.  To the knowledge of the management of the Company, there are no existing or potential material conflicts of interest between the Company and a proposed director or officer of the Company except as otherwise disclosed herein.

Foreign Currency Risk

A substantial portion of the Company’s expenses and future revenues may be incurred in foreign currencies.  The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility.  Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s +business, financial condition and results of operations and could result in downward pressure for the Company’s products or in losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Item 3.                                  Key Information - continued

Public Company Risk - Risks related to the Company’s shares being listed on a stock exchange

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experiences wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of the Company’s Common Shares will be affected by such volatility.

An active public market for the Common Shares might not develop or be sustained. If an active public market for the Common Shares does not develop, the liquidity of a shareholder’s investment may be limited and the share price may decline below the initial price shareholders paid for their shares.

Certain Canadian Laws Could Delay or Deter a Change of Control

Limitations on the ability to acquire and hold the Company’s Common Shares may be imposed by the Competition Act (Canada).  This legislation permits the Commissioner of Competition (Canada) to review any acquisition of a significant interest in the Company.  This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the Company’s assets as calculated pursuant to the legislation exceeds a threshold amount.  A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for the Company’s shareholders to sell their Common Shares.

The Company is at Risk of Securities Class Action Litigation

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities.  This risk is especially relevant for the Company because biotechnology, specialty pharmaceutical and biopharmaceutical companies have experienced significant stock price volatility in recent years.  If the Company faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm the Company’s business.

Item 4.                                 Information on the Company

A.	History and development of the company.

Name and Incorporation

The Company was incorporated under the British Columbia Business Corporations Act (“BCBCA”) on September 12, 2005 as “Pacific Therapeutics Ltd.”.

The head office of the Company is located at Suite 1500, 409 Granville Street, Vancouver, British Columbia, V6C 1T2, and the registered and records office of the Company is located at Suite 1023, 409 Granville Street, Vancouver, British Columbia, V6C 1T2. The Company’s phone number is (604) 738-1049 and its web site is www.pacifictherapeutics.com. The information on our website does not form a part of this Form 20-F.

The Company is a reporting Company in British Columbia and Ontario and its shares were listed for trading on the Canadian National Stock Exchange on November 16, 2011.

Item 4.                                 Information on the Company - continued

Inter-Corporate Relationships

The Company does not have any inter-corporate relationships.

Significant Acquisitions and Dispositions

Other than the potential licensing of a technology for oral disintegration, the Company has not completed any acquisitions or dispositions since its date of incorporation and is not currently in negotiations with respect to any potential material acquisitions or dispositions..

Operating and Financial Review and Prospects

From inception through to December 31, 2012, the Company incurred total expenses in the development of its intellectual property of $1,836,405, which includes $548,204 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in funding from the Industrial Research Assistance Program (“IRAP”) and $187,427 in Scientific Research and Experimental Development ("SR&ED") tax credits), $398,431 of professional fees and $889,770 of wages and benefits.

B.	Business overview

Business Strategy

The Company is focused on combing, reformulating and repurposing approved drugs. It is initially developing drugs for diseases of progressive excessive scarring, including Idiopathic Pulmonary Fibrosis, Liver Cirrhosis, Pulmonary Fibrosis associated with Scleroderma and Post Lung Transplant Bronchiolitis Obliterans. The Company assumes the clinical, regulatory and commercial development activities of its product candidates and advances them through the regulatory and clinical pathways toward commercial approval. This strategy reduces the risk, time and cost of developing therapies for Fibrosis by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity. The Company leverages its expertise to manage and perform critical steps in drug development including the design and conduct of clinical trials, the development and execution of intellectual property strategies, the recruitment and selection of development partners and the interaction with drug regulatory authorities.

Its strategy includes reformulating approved drugs to increase efficacy and patient compliance, and completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations via the filing of a New Drug Application (“NDA”) with the FDA and/or a potential Marketing Application Authorization (“MAA”) with the European Medicines Evaluation Agency (“EMEA”) or similar marketing authorizations by regulators in other countries including Canada.

The main elements of the Company’s strategy are as follows:

1) Identification of Product Candidates

The Company performs scientific evaluations and market assessments of drugs and drug combinations and research from academics and other drug development companies. As part of this process, the Company will evaluate the clinical and pre-clinical research and the intellectual property rights associated with the potential products and research to determine the commercial potential of the product candidate.

The Company intends to mitigate the risks associated with development and commercialization of drug candidates by targeting drug candidates that:

•           are combinations of already approved compounds;
•           have well established safety records;
•           have potential to be reformulated to a once a day oral dose;
•           have potential to be reformulated to an oral dissolving technology;
•           are already marketed in countries other than the United States or Europe; and
•           have pre-clinical animal data or clinical data of potential efficacy in Fibrosis additional indications.

Item 4.                                 Information on the Company - continued

The Company has initially focused on Fibrosis indications as it believes there is a large unmet medical need in this area. As an example, Idiopathic Pulmonary Fibrosis (IPF) affects more than 130,000 Americans (IPF Summit 2011). An estimated 48,000 cases of IPF are diagnosed annually (Am J Respir Crit Care Med. 2006;174(7):810-816). In addition, patients with IPF have poor prognosis; an estimated 40,000 people die each year from IPF.  Further, there are no FDA approved treatments for IPF (IPF Summit 2011).

The Company has developed the Scientific and Advisory Board (“SAB”) to support this strategy. The members of both of this group are very experienced in the clinical development of drug candidates for Pulmonary Fibrosis, lung transplant, airway disease and Scleroderma. In the future, the Company may develop product candidates for other indications but the current strategy is to leverage the expertise and skills the Company has in Fibrosis, particularly Idiopathic Pulmonary Fibrosis.

2) In-licensing

In identifying a promising product candidate, the Company seeks to negotiate a license to the rights for the candidate from the holder of those rights. Typically the goal is to secure licenses that permit the Company to conduct further research, development and clinical trials as well as engage in additional intellectual property protection. The Company will also seek terms that provide it with the rights to further licensing of manufacturing and marketing rights to any resulting products. This process is known as in-licensing.

3) Product Development

Upon securing the appropriate rights to the product candidate, the Company will advance the candidate through the regulatory and commercialization pathways for marketing approval in major markets. This process includes implementing intellectual property strategies, formulation and reformulation strategies, making regulatory submissions, conducting or managing clinical trials, and performing or managing the collection, collation and interpretation of clinical and field data and the submission of this data to relevant regulatory authorities.

4) Partnering

To enhance its capabilities to develop and market its product candidates, the Company may enter into agreements or partnerships with companies that have formulation, drug development, sales or marketing expertise, or all of the above. Entering into such an agreement may provide cash to develop other products or advance other products in the Company’s portfolio. In addition, entering into a partnership with a company that has complementary skills and using that company’s expertise to further accelerate development of its product candidates, may enhance the returns to the Company from the product candidate.

5) Outsourcing

In order to optimize return on investment and the development of product candidates, the Company uses a virtual company business model which includes outsourcing all non-core business activities. Factors that the Company considers to determine core and non-core activities include:
•           Infrastructure cost
•           Operating cost
•           Frequency of use
•           Regulatory protocol
•           Requirement for third party verification
•           Capacity
•           Quality control

Management has determined that having its own laboratory and staff for conducting infrequent pre-clinical studies is not a core capacity that is required and, therefore, it has to develop relationships with labs that it may outsource this work to. In order to maintain quality control, these projects are managed very closely by the Company’s staff and the Company develops all protocols for the completion of this work. Other functions the Company has decided to outsource include analytical assay development, formulation, clinical trials and manufacturing. It is currently more cost-effective to outsource these tasks due to the Company’s sporadic requirements. As these requirements become less sporadic the Company may develop internal capabilities to complete currently outsourced tasks.

Item 4.                                 Information on the Company - continued

6) Principal Products

•	PTL-202

The Company’s lead product candidate, PTL-202, is a combination of drugs that have been separately approved for marketing by the FDA for sale in the United States.  In animal trials, the combination was more effective than either of its components at reducing indicators of Fibrosis. The Company is planning to complete development of a once a day pill of the combination using proprietary in licensed technologies. The Company conducted a drug/drug interaction study in 2012 and plans to conduct a bioequivalence study in 2013 with PTL-202 in humans.

The Company found a combination of two compounds developed in France that showed efficacy in human Fibrosis. The efficacy of this combination to prevent further Fibrosis in humans was confirmed in two separate independent proofs of principal Phase 2 clinical trials in Radiation Induced Fibrosis. The Company took one of the compounds, Pentoxifylline, and combined it with a powerful antioxidant and then conducted experiments in a mouse. These experiments showed that the new combination was effective at reducing the progression of the Fibrosis in the mouse lung. This new combination is being developed as the Company’s lead drug candidate, PTL-202. A provisional patent was filed in the United States by the Company in October 2007 to cover the composition of matter and method of use of this combination.  In October 2008, the Company filed an application under the  Patent Cooperation Treaty based on the above provisional application. The Company received a positive preliminary examination of the PCT application in the spring of 2009. During 2012 the patent prosecution continued and the Company filed Reponses to patent examiners in Europe and the US.

The combination has now been formulated into a once a day tablet and the drugs included in PTL-202 have been successfully tested in a drug/drug interaction study in humans in 2012.

•	PTL-303

The Company’s other product candidate, PTL-303, is a combination of drugs including one that has been approved for use in Japan and other jurisdictions. This combination may have a wide range of uses, including treating, preventing and reducing disorders of progressive scarring in humans.

The Company does not have any funds allocated for the further development of PTL-303 at this time.

The composition, including a cytokine modifier and anti-oxidant which is a precursor of Glutathione, was investigated for its antifibrotic activity by employing two In Vitro collagen synthesis assays. The Company discovered that the combination PTL-303 brings about substantial synergistic anti-fibrotic effects in a TGF-Beta1 mediated collagen synthesis assay, when compared to the individual drugs.

The composition can be administered in any convenient manner, such as a pill, or inhalation, and may be formulated for injection.

A provisional patent titled “Composition and Method for Treating Fibrosis” was filed by the Company with the United States patent office on October 29, 2008. The application number is 61/109,446. A PCT application covering the technology of PTL-303 was filed by the Company in October 2009.

7) Oral Dissolving Technology

The Company has executed a letter of intent with Globe Labs Ltd. Of Vancouver, BC for the potential in-license of an oral dissolving tablet technology. The technology may be used for the delivery of up to three different compounds. The initial use of the technology maybe for the delivery of sildenafil citrate for the treatment of erectile dysfunction.

Principal Products

1) PTL-202

Once a Day Formulation Combination of Pan-phosphodiesterase inhibitor, Pentoxifylline, with N-acetylcysteine

Idiopathic Pulmonary Fibrosis (“IPF”) is a long term, progressive form of lung disease characterized by progressive buildup of scar tissue on the supporting framework (interstitium) of the lungs. The term Idiopathic is used only when the cause of the Fibrosis is unknown.  Despite extensive investigation, the cause of IPF remains unknown. The disease involves abnormal and excessive deposition of scar tissue (Fibrosis) in the Pulmonary Interstitium (mainly the walls of the Alveoli) with minimal associated inflammation (Figure 1).  The symptoms initially develop slowly. The most common symptom is progressive difficulty in breathing, but also includes dry cough.

Item 4.                                 Information on the Company - continued

Figure 1 - Human Airways

The Company’s lead product, PTL-202, is a combination of two compounds designed to treat IPF: Pentoxifylline (PTX) and NAC (N-acetylcysteine). The Company has completed pre-clinical studies on PTL-202, development of a pill that can be taken once a day and completed a drug/drug interaction study in humans in 2012. A pivotal bio-equivalency study is planned for 2013 and maybe followed by a Phase 2 Proof-of-Principle clinical trial beginning in 2014.

Therapeutic Approach

The combination of drugs in PTL-202 is intended to stop the progression of IPF by reducing the amount of several messenger molecules that are known to be associated with scarring. In addition, the combination has anti-oxidant properties that protect the lung cells from further damage caused by the Fibrosis.

 PTX increases the diameter of blood vessels and enhances blood flow. PTX has been successfully and safely used for many years for treatment of vascular diseases such as cramping in the leg.

There is growing evidence that PTX is an anti-inflammatory and may inhibit scarring in the lung.

NAC (N-acetylcysteine), the second compound in the PTL-202 combination, has been shown in animals to prevent some of the effects of IPF, including the progressive deterioration of patients.

Pre-clinical Studies

The Company has conducted a number of pre-clinical studies using PTL-202 for the treatment of lung Fibrosis in a mouse. The Company believes that these studies show that PTL-202 has the potential to be a safe and effective treatment for IPF.

Item 4.                                 Information on the Company - continued

The Company conducted proof-of-concept animal studies to evaluate the relative efficacy of stand-alone or combination treatments of PTX and NAC in lung Fibrosis. In the initial experiment, wet lung weight was measured under various treatments.  From this early experiment, it was determined that PTL-202 may be more effective than its separate components.

In further pre-clinical experiments, PTL-202 treatment was more effective than either PTX or NAC alone on lung Fibrosis in mice.  In addition, treatment with PTL-202 caused a significant reduction in TNF-alpha in the lung fluid. This finding indicates that PTL-202 may act by reducing the amount of TNF-alpha. TNF-alpha is thought to stimulate the formation of scar tissue.  Moreover, there were no deaths or abnormal reactions with a daily administration of PTL-202 during the experiments, indicating a lack of side effects which is consistent with the data from earlier clinical trials in humans for PTX and NAC separately.

The results of these extensive pre-clinical studies suggest that PTL-202 may be safe and effective agent for the treatment of Pulmonary Fibrosis.

DEVELOPMENT PLANS OF PTL-202

Formulation Development

The goal of the Company is to develop a pill containing both drugs that only needs to be taken once per day. Existing, marketed, modified release versions of the drugs will be evaluated as a simple daily or twice daily fixed dose combination formulation. Given, the preliminary dose ranges/strengths of 600-1200mg of PTX combination with 600mg-1200mg NAC once a day, the physical size for an ingestible tablet will be a barrier to success.  Current formulation of PTX, with Vitamin E rather than NAC, in a Phase 2 study has shown inhibition of messenger molecules and a reduction in scar tissue. Both PTX and NAC are water soluble molecules, with short resident time in the bloodstream. This high water solubility presents a challenge to once-a-day administration as both molecules are rapidly absorbed and metabolized quickly by the body. The goal from a development perspective is to deliver an appropriately formulated controlled release product, reducing the absolute amount of drug per tablet needed to achieve a clinically effective blood level. To accomplish this goal formulation development prototypes will target release of the drugs to provide sustained levels of the drug in the blood.

A controlled release formulation of PTL-202, a fixed dose combination of pentoxifylline (PTX) and N-acetylcysteine (NAC), for the potential treatment of idiopathic pulmonary fibrosis (IPF), Liver Cirrhosis and other fibrotic diseases was completed in 2012.

Phase 1:                      Clinical Studies

The Company has completed the initial clinical study of PTL-202. The study was a drug/drug interaction study. This study, conducted in humans was intended to determine if any new by products are created by the combination of the drugs in PTL-202 and to determine if the combination is bio-equivalent to its generic counter parts. The study included 12 healthy males. The bio-analytical portion (PK assay development and good laboratory practice validation) of the above-mentioned study was completed by a lab contracted by the Company. Therefore, following the Company’s stated business strategy, the Company acted as a sponsor of the study and the CROs were hired to execute the objectives of the study. Successful completion of this Phase 1 study of PTL-202 is a major milestone because as many as 30% of Phase 1 drug trials are failures.

A further pivotal bio-equivalency study is planned for 2013. This study would include up to 20 individuals and take about 2 months to complete.

Phase 2:                      Proof- of-Concept in Humans

The proposed Phase 2 study is a proof-of-concept or proof-of-relevance trial.  The proposed study utilizes principles of adaptive design approach and has two interconnected parts. The proof-of-concept trial will be designed to assess the safety and efficacy of PTL-202 in patients with IPF.  Study patients will receive formulated PTL-202 or individual components of PTL-202. Neither the patient or the physician will know if they are getting PTL-202 or a component.

The objectives of the study are:
•	To evaluate the safety and tolerability of 12 months of treatment with PTL-202 in patients with IPF versus placebo and individual components of PTL-202 (PTX and NAC);
•	To compare changes in forced vital volume capacity in IPF patients treated with PTL-202 versus treatment with PTX and NAC alone and placebo;

Item 4.                                 Information on the Company - continued

•	To compare changes in the following parameters in IPF patients treated with PTL-202;
•	Diffusion capacity for carbon monoxide;
•	Extent and nature of IPF-related abnormalities on high resolution CT; and
•	To compare quality of life evaluations in IPF patients treated with PTL-202 and individual components of PTL-202 versus placebo.

The cost to complete the Phase 2 study is estimated at $8 million. Additional funds will be required to complete this phase of the development of PTL-202. On completion of this proof-of-principal study the Company will look to out-license PTL-202 to a larger company capable of completing the development and commercialization of PTL-202. Such additional funds would likely be raised through a private placement of securities. There is no assurance that such funding will be available. See also “Risk Factors” in this filing.

2) PIPELINE PRODUCT: PTL-303

Fixed Dose Combination of TGF-β Inhibitor and NAC - Pre-clinical

The Company has completed In Vitro studies of this combination that have confirmed the compounds method of action. This data has been included in the provisional patent application for PTL-303 to support the composition of matter and methods claims.

The Company does not have any funds allocated for the further development of PTL-303 at this time.

In the future, as funds are available, the Company will initiate animal studies using lung Fibrosis in mice to generate additional data to assess the efficacy of PTL-303. The pre-clinical work will also focus on the delivery of the compound to the liver and the efficacy of the compound in a liver Fibrosis model.

Efficacy in the liver Fibrosis model will lead to further Investigational New Drug application (IND) enabling studies when funds are available.

Manufacturing

The Company has limited experience in, and does not own facilities for, manufacturing any products or product candidates.  The Company, in partnership with IntelGenx Corp. (IntelGenx), will utilize contract manufacturers to produce clinical supplies of any components of its products that are not commercially available.  Although the Company intends to continue to rely on contract manufacturers to produce certain of its products for both clinical and commercial supplies, the Company and IntelGenx will oversee the production of those products.

Sales, Marketing and Distribution

The Company currently has no sales or distribution capabilities and limited marketing capabilities. In order to commercialize its products, the Company must develop sales, marketing and distribution capabilities or make arrangements with other parties to perform these services for us. The Company’s intention is to out-license its products once Phase 2 testing has been completed. It is anticipated the licensee will have the capability to market, sell and distribute the Company’s products.

Intellectual Property

We believe we are developing a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that we believe are significant to our business, which includes patent applications in the United States, Europe and Canada.

Our success in the specialty pharmaceutical industry depends in substantial part on effective management of both intellectual property assets and infringement risks. In particular, we must be able to protect our own intellectual property as well as minimize the risk that any of our products infringes on the intellectual property rights of others.

We enter into agreements with all our employees involved in research and development, under which all intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. All our employees involved in research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Despite measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary. If we fail to protect our intellectual property rights, it could harm our business and competitive position. For more information, see “Risk Factors” in this Form 20-F.

Item 4.                                 Information on the Company - continued

The Company has filed the below patent:

Patent Cooperation Treaty Patent Application No. PCT/CA2008/001880
Filed 23 October 2008
COMPOSITIONS AND METHODS FOR TREATING FIBROPROLIFERATIVE DISORDERS

The patent is filed under the Patent Cooperation Treaty in Canada, the United States and Europe.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include pre-clinical research, clinical drug development, regulatory, intellectual property management, business development, licensing, legal, corporate finance and accounting. Below is a list of the Company’s consultants and advisors.

Dr. Lola Maksumova MD, PhD - Consultant, Former VP of Drug Development    Dr. Maksumova joined the Company in June 2007 as Vice President of Drug Development and held that position until November 2008. She rejoined the Company as a part time consultant in January 2009. Dr. Maksumova brings many years of bio-medical research experience, an understanding of disease processes in the areas of inflammation and Fibrosis, and expertise in cell signaling of immune disorders. Prior to her current position, Dr. Maksumova worked as Senior Scientist with Chemokine Therapeutics. Dr. Maksumova is a co-inventor of PTL-202 and PTL-303. Dr. Maksumova earned her medical degree from Tashkent Medical School and PhD in Medical Biochemistry from Hamamatsu University School of Medicine, Japan. Her professional training includes post-doctoral fellowships at Virginia Mason Research center in Seattle (2001) and with the Faculty of Medicine at University of British Columbia (2002-2006). Dr. Maksumova is compensated on an hourly basis for the time she spends consulting for the Issuer.

Scientific Advisory Board (“SAB”)

The members of the Company’s strategic advisory board, none of whom are officers or employees, provide advice, assistance and consultation in the fields of drug development, clinical trials and Fibrosis. The SAB consists of clinical advisors considered to be known opinion leaders in their respective fields, and they offer the Company advice and feedback regarding the following:

• the Company’s drug development programs;
• the opportunities provided by unmet needs and market opportunities; and
• the existence of new products and technologies among other things.

The following is a brief biography of each of the Company’s Pulmonary Fibrosis and Bronchiolitis Obliterans clinical advisors, which includes a description of each individual’s credentials and recent professional experience.

Daryl Knight, Ph.D.        Dr. Darryl Knight is a professor at University of Newcastle, Australia. Dr. Knight obtained his PhD at the University of Western Australia in 1993 and did post-doctoral training at the University of British Columbia. From 1997 to 2001 he was a Senior Research Officer in the Asthma & Allergy Research Institute of the University of Western Australia and was Head of the Experimental Biology division of the Institute from 2002 to 2004. He was also an Adjunct Senior Lecturer in the Department of Medicine at the University of Western Australia. Dr. Daryl Knight was the Canada Research Chair in Airway Disease and Associate Director of the James Hogg iCAPTURE Centre for Cardiovascular and Pulmonary Research. He was a tenured Professor of Pharmacology and Therapeutics at the University of British Columbia, Vancouver. Dr Knight sits on the Respiratory Science Grant Review panel at the CIHR, the Basic Science Review Panel of the Canadian Lung Association and is on the editorial board of 5 Respiratory Journals.

Ganesh Raghu MD, FCCP, FACP     Dr. Ganesh Raghu MD, FCCP, FACP is a specialist in Idiopathic Pulmonary Fibrosis (IPF). He is a professor of Pulmonary Medicine at the University Of Washington Medical Centre and a Director of the Lung transplant program there. He has conducted several clinical trials for the treatment of IPF with antifibrotic drugs. His current research interests include quality of life measures in IPF and lung transplantation, as well as the treatment of rejection and infection in lung transplants.  Dr. Raghu received his M.D. in 1973 from Mysore Medical College, University of Mysore, Mysore, India. He Interned at University Hospitals, University of Mysore in 1974 and was a resident in General Medicine and Chest Medicine, Hartlepool General Hospital and Postgraduate Medical Center (University of Newcastle Upon Tyne), Hartlepool, England in 1977. In 1980 he conducted his residency in Internal Medicine at State University of New York in Buffalo. He was the Chief Medical Resident at the State University of New York, Buffalo from 1980 to 1981. Dr. Raghu moved to Seattle in 1983 to complete fellowships in Pulmonary and Critical Care Medicine as well as Lung Cell Biology at the University of Washington.

Item 4.                                 Information on the Company - continued

Dr. Andreas Zuckermann, MD       Dr. Zuckermann’s specialties include heart and lung transplantation. He is a Staff Surgeon in the Department of Cardiothoracic Surgery at University of Vienna in Austria and Co-Director of the Cardiac Transplantation Program there. He is also a Director the International Society for Heart and Lung Transplantation. He has been involved in over 170 thoracic transplantations and has conducted clinical research in post-transplant patients. His current interests are focused on heart lung transplantation and beating heart transplants. Dr. Zuckermann received his MD from Vienna Medical School, University of Vienna in 1991. From 1991 – 1993 he was the transplant coordinator in the Department of Cardiothoracic Surgery at the University of Vienna. From 1993 to 2000 prior to his appointment as a Staff Surgeon he trained in Cardio-thoracic surgery at St. Polten Hospital in Vienna where he assisted in over 30 lung transplants.

James R. Seibold, MD, FACP, FACR      Dr. Seibold is the past Director of the Scleroderma Program University of Michigan. He had been on the faculty of UMDNJ from 1980-2004 where he had served as Chief of the Division of Rheumatology, Director of the Clinical Research Center and as the W.H. Conzen Chair of Clinical Pharmacology. Author of more than 300 scientific publications, his medical practice specializes in Scleroderma, Raynaud’s phenomenon and interventional research in the rheumatologic diseases. He has received multiple awards from arthritis and Scleroderma patient organizations.  Dr. Seibold is currently the President of the Scleroderma Clinical Trials Consortium.

Competitive Conditions

Current Therapies for Idiopathic Pulmonary Fibrosis

In North America the current therapy for Idiopathic Pulmonary Fibrosis is based on the premise that recruitment and activation of inflammatory cells leads to the progressive development of IPF. However, massive doses of immunosuppressive agents meant to decrease the number or activity of inflammatory cells do not alter the development of IPF.  Instead, patients develop serious side effects leading to a shortened lifespan.  Since the current therapy is not successful, there is an urgent need to develop alternative potent, non-toxic, long lasting therapy for these unmet medical needs. PTL-202 works by inhibiting messenger molecules that are active in the development of IPF, specifically TNF-alpha.

Until recently treatment for IPF in North America consists of using immunosuppressants and anti-oxidants.  In an attempt to minimize side effects many patients are prescribed drugs to prevent GI side effects, osteoporosis and infection. A clinical study during 2012 concluded that this treatment using immunosuppressants was actually harmful to IPF patients. Supplemental oxygen is prescribed to patients who are unable to maintain a satisfactory amount of oxygen in the blood.  This treatment remains unsatisfactory as the median survival is 2 – 4 years once diagnosis is made and the 5 year survival rate ranges from 20% – 40% (Olson AL, Swigris JJ, Lezotte DC, Norris JM, Wilson CG, Brown KK. “Mortality from pulmonary fibrosis increased in the United States from 1992 to 2003”. Am J Respir Crit Care Med. 2007;176(3):277-284).

InterMune Inc.’s (“InterMune”) Pirfenidone represents the most advanced therapy being developed to treat IPF.  Pirfenidone is a synthetic small molecule that is orally available for the prevention of fibrotic lesions in general.  Pirfenidone has gastrointestinal side effects and will darken the skin and cover from the sun is required with its use. In contrast to PTL-202, Pirfenidone works by reducing the activity of an enzyme.

Both InterMune and Shinogi & Co., Ltd. (“Shinogi”) have conducted Phase 3 trials of Pirfenidone to treat IPF.  InterMune has recently received approval to market Pirfenidone for IPF in the European Union and Canada, Shinogi recently received approval to market Pirfenidone for IPF in Japan.  Pirfenidone is currently undergoing clinical trials for uterine fibrosis (PhII), scleroderma (PhII), proliferative vitreoretinopathy (PhII), multiple sclerosis (PhII), liver fibrosis (PhII), wound healing (PhI), and benign prostatic hyperplasia (PhI). Pirfenidone is not approved for use in either the United States. There are no therapies for IPF approved in the United States.

Item 4.                                 Information on the Company - continued

Current Therapies for Scleroderma

Treatment of Scleroderma is directed toward the individual feature(s) affecting different areas of the body:
•	Aggressive treatment of elevations in blood pressure have been extremely important in preventing kidney failure;
•	Blood-pressure medications, such as captopril, are frequently used; and
•	Serious inflammation of the lungs (alveolitis) can require immune suppression with cyclophosphamide (Cytoxan) along with prednisone.

Additionally, medications are used to suppress the overly active immune system that seems to be spontaneously causing the disease in organs affected.  Medications used for this purpose include penicillamine, azathioprine, and methotrexate.  The optimal treatment of Scleroderma lung disease is an area of active research.  Stem-cell transplantation is being explored as a possible option. There are no effective treatments for lung fibrosis associated with Scleroderma.

No medication has been found to be universally effective for all patients with scleroderma. In an individual patient, the illness may be mild and not require treatments. In some, the disease is ravaging and relentless. Lung fibrosis in Scleroderma may be fatal. PTL-202’s main focus in Scleroderma is treating patients with lung fibrosis.

Current Therapies for Post Lung Transplant Bronchiolitis Obliterans

The current therapy for Post Lung Transplant Bronchiolitis Obliterans (“PLT-BO”) is based on the same premise as in IPF, recruitment and activation of inflammatory cells leads to the development and progression of PLT-BO.  However, massive doses of immunosuppressive agents meant to decrease the number or activity of inflammatory cells do not alter the course of IPF or PLT-BO.  Instead, patients develop serious side effects leading to a shortened lifespan.  There are no FDA-approved treatments for IPF. Despite these advances, optimal therapy for IPF remains elusive and has yet to be identified (http://www.ipfsummit.org/pdf/Needs-Assessment.pdf)

Competing IPF Drugs Currently Under Development

ACTIVE PHASE III CLINICAL TRIALS

•
BIBF 1120 - Manufactured by Boehringer Ingelheim: A Phase III, double-blind trial in patients with PF to investigate the effect of Oral BIBF 1120, 150 mg Twice Daily, on Annual Forced Vital Capacity Decline. A primary outcome measure will be the annual rate of decline in in FVC over 32 weeks;

•
Cyclosporine Inhalation Solution (CIS) - Manufactured by APT Pharmaceuticals -  (For lung transplant recipients only):  A Phase III multi-center, randomized, controlled study to demonstrate the efficacy and safety of cyclosporine inhalation solution (CIS) in Improving Bronchiolitis Obliterans Syndrome-Free Survival Following Lung Transplantation.  The study seeks to demonstrate the efficacy and safety of CIS in improving survival, and preventing BOS when given prophylactically to lung transplant recipients in addition to their standard immunosuppressive regimen.  The study is no longer recruiting patients;

•
Pirfenidone - Manufactured by InterMune: A Phase III, double-blind, placebo-controlled trial to evaluate the treatment effect of pirfenidone on change in a lung function measure (percent predicted forced vital capacity, or %FVC) and to evaluate the safety of treatment with pirfenidone compared with placebo; and

•
Thalomid (Thalidomide) - Manufactured by Celgene: A Phase III, double-blind, placebo-controlled safety and efficacy study investigating the Treatment of Chronic Cough in Idiopathic Pulmonary Fibrosis with Thalidomide. Please visit www.clinicaltrials.gov and search "IPF" for a complete description of this trial, including inclusion/exclusion criteria. The study is sponsored by Johns Hopkins Medical Center (Baltimore, MD).

ACTIVE PHASE II CLINICAL TRIALS

•
CNTO 888 (Manufactured by Centocor, Inc.): A Phase 2, Multicenter, Multinational, Randomized, Double-Blind, Placebo-Controlled, Parallel-Group, Dose-Ranging Study Evaluating the Efficacy and Safety of CNTO 888 Administered Intravenously.  The primary objective is to determine the efficacy (as measured by pulmonary function) and safety of CNTO 888 in patients with IPF.  The secondary outcome measures are to assess the effect of CNTO 888 on measures of disease progression, patient reported outcomes, functional capacity and health-related quality of life, and to assess the pharmacokinetics and pharmacodynamics of CNTO 888 in IPF.  The study began recruiting patients in October, 2008, with a goal of recruiting 120 patients.  Patients will be in the study for about 74 weeks;

Item 4.                                 Information on the Company - continued

•
FG-3019 (Manufactured by FibroGen, Inc.): A Phase II study of FG-3019 (therapeutic antibody against connective tissue growth factor) for patients with IPF.  The study is a Phase 2a, Open-Label, Single Arm Study to Evaluate the Safety, Tolerability, and Efficacy of FG-3019 in Subjects With Idiopathic Pulmonary Fibrosis;

•
Interferon alpha (Amarillo Biosciences): A Phase II, randomized, double-blind, placebo-controlled trial to determine whether interferon-alpha, delivered in low doses via orally dissolving lozenges given 3 times per day for 4 weeks, can reduce the frequency and severity of chronic cough in patients with COPD or IPF. Cough frequency will be assessed via 24-hour digital audio recordings made prior to entry, and at weeks 2 and 4 of treatment.  Patients will also complete questionnaires regarding cough frequency, duration and intensity, QOL, dyspnea, and antitussive medication usage weekly during treatment.  The study is seeking 80 patients however it is only recruiting patients at Texas Tech University (Lubbock, TX).  THIS IS TEMPORARILY ON HOLD; and

•
STX-100 (Stromedix, Inc.): STX-100 is a monoclonal antibody being developed for the treatment of idiopathic pulmonary fibrosis (IPF). This multi-center, randomized, double-blind, placebo-controlled study will evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of STX-100 in patients with IPF. The study began recruitment in Q4 11 and will enroll patients at sites across the United States.

ACTIVE PHASE I CLINICAL TRIALS

•
GS 6624 (formerly AB0024) - Developed by Gilead Sciences, Inc. Phase 1 drug candidate (humanized monoclonal antibody targeting the human LOXL2 protein) for patients with IPF.  An ongoing Phase 1 study is designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of GS 6624 in adult patients with IPF;

•
IW001 - Manufactured by Immuneworks. A Phase I study of the safety and tolerability of 3 doses of IW001 per day in patients with IPF over a 24 week treatment period. To explore the biologic effects of IW001 on T-cell and B-cell reactivity. This study will also explore relationships between Collagen V reactivity and clinical measures of lung function in patients with IPF. This study is now recruiting; and

•
PRM-151 - Manufactured by Promedior, Inc. A Phase 1b study of the safety, tolerability, pharmacokinetics, and pharmacodynamics of IV PRM-151 in patients with idiopathic pulmonary fibrosis has initiated in the US and the Netherlands. This study is now recruiting patients. PRM-151 is being developed for potential therapeutic uses to prevent, treat, and reduce fibrosis in a number of disease settings.

Economic Dependence

The Company’s business is substantially dependent on its own patent applications to use intellectual property protected by patent, trade secret and know-how owned by the Company.  It is not expected that the Company’s business will be affected in the current financial year by the termination of the Dalhousie license.

The Company’s business is substantially dependent on contracts to purchase the major part of its requirements for research and development services for the development of assays, formulation, pre-clinical research, clinical research and/or raw materials and manufactured product upon which its business depends. The Company expects that its business will be affected in the current financial year by the negotiation of new contracts and renegotiation or termination of contracts or sub-contracts.

Seasonality

Not Applicable

Insurance

We maintain commercial general liability insurance coverage to cover product liability claims arising from the use of our products. We also maintain liability insurance to cover specific clinical trials risks. Our insurance coverage, however, may not be sufficient to cover any claim for product liability.

We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

Item 4.                                 Information on the Company - continued

We also provide directors’ and officers’ liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current officers and directors insurance coverage expires on July 22, 2013. We plan to renew the insurance upon its expiration.

Facilities

See Item 4D, “Information on the Company — Property, Plant and Equipment.”

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.

Regulation

Government Regulations

The current and future operations and research and development activities of the Company are or will be subject to various laws and regulations in the countries in which the Company conducts or plans to conduct activities, including but not limited to the United States, Canada and the European Union. These laws and regulations govern the research, development, sale and marketing of pharmaceuticals, taxes, labor standards, occupational health and safety, toxic substances, chemical products and materials, waste management and other matters relating to the pharmaceutical industry. Permits, registrations or other authorizations may also be required to maintain operations and to carry out the Company’s future research and development activities, and these permits, registrations or authorizations will be subject to revocation, modification and renewal.

Governmental authorities have the power to enforce compliance with lease conditions, regulatory requirements and the provisions of required permits, registrations or other authorizations, and violators may be subject to civil and criminal penalties including fines, injunctions, or both. The failure to obtain or maintain a required permit may also result in the imposition of civil and criminal penalties, and third parties may have the right to sue to enforce compliance.

The Company expects to be able to comply with all applicable laws and regulations and does not believe that such compliance will have a material adverse effect on its competitive position. The Company has obtained and intends to obtain all permits, licenses and approvals required by all applicable regulatory agencies to maintain current operations and to carry out future research and development activities.

U.S. Pharmaceutical Regulatory Agency

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of the Company’s product candidates will require regulatory approval by government agencies prior to commercialization. In particular, product candidates are subject to rigorous pre-clinical testing and clinical trials and other premarketing approval requirements of the FDA and regulatory authorities in other countries. Various federal, state and foreign statutes and regulations govern the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. When and if regulatory approval is obtained for any of the Company’s product candidates, the approval may be limited in scope, which may significantly limit the indicated uses for which the product candidates may be marketed, promoted and advertised. In addition, approved pharmaceuticals and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on the manufacture, sale or use of approved pharmaceuticals or in their withdrawal from the market.

Pre-clinical Studies

Before testing any compounds with potential therapeutic value in human subjects in the United States, stringent governmental requirements for pre-clinical data must be satisfied.  Pre-clinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation.  Pre-clinical testing results obtained from these studies, including tests in several animal species, are submitted to the FDA as part of an investigational new drug application, or IND, and are reviewed by the FDA prior to the commencement of human clinical trials. These pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

Item 4.                                 Information on the Company - continued

Clinical Trials

If a company wants to conduct clinical trials in the United States to test a new drug in humans, an IND must be prepared and submitted to the FDA. The IND becomes effective if not rejected or put on clinical hold by the FDA within 30 days of filing the application. The IND process can result in substantial delay and expense.

Clinical Trial Phases

Clinical trials typically are conducted in three sequential phases, Phases 1, 2 and 3, with Phase 4 trials potentially conducted after marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

•
Phase 1 clinical trials: After an IND becomes effective, Phase 1 human clinical trials can begin. These trials evaluate a drug’s safety profile and the range of safe dosages that can be administered to healthy volunteers or patients, including the maximum tolerated dose that can be given to a trial subject. Phase 1 trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and duration of its action.

•
Phase 2 clinical trials: Phase 2 clinical trials are generally designed to establish the optimal dose, to evaluate the potential effectiveness of the drug in patients who have the target disease or condition and to further ascertain the safety of the drug at the dosage given in a larger patient population.

•
Phase 3 clinical trials: In Phase 3 clinical trials, the drug is usually tested in a controlled, randomized trial comparing the investigational new drug to a control (which may be an approved form of therapy) in an expanded and well-defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regime as compared to control in defined patient populations with a given disease and stage of illness.

New Drug Application

After completion of clinical trials, if there is substantial evidence that the drug is both safe and effective, a New Drug Application, is prepared and submitted for the FDA to review. The New Drug Application must contain all of the essential information on the drug gathered to that date, including data from pre-clinical studies and clinical trials, and the content and format of a New Drug Application must conform with all FDA regulations and guidelines. Accordingly, the preparation and submission of a New Drug Application is an expensive and major undertaking for a company.

The FDA reviews all New Drug Applications submitted before it accepts them for filing and may request additional information from the sponsor rather than accepting a New Drug Application for filing.  In such an event, the New Drug Application must be submitted with the additional information and, again, is subject to review before filing.  Once the submission is accepted for filing, the FDA begins an in-depth review of the New Drug Application.  By law, the FDA has 180 days in which to review the New Drug Application and respond to the applicant.  The review process is often significantly extended by the FDA through requests for additional information and clarification.  The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved and the scope of any approval.  The FDA is not bound by the recommendation, but gives great weight to it.  If the FDA evaluations of both the New Drug Application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be satisfied in order to secure final approval.  If the FDA’s evaluation of the New Drug Application submission or manufacturing facility is not favorable, the FDA may refuse to approve the New Drug Application or issue a not approvable letter.

Fast Track Designation and Priority Review

The FDA’s fast track program is intended to facilitate the development and expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for their condition.  Under the fast track program, the sponsor of a new drug may request the FDA to designate the drug for a specific indication as a fast track product at any time during the clinical development process.

Item 4.                                 Information on the Company - continued

In some cases, the FDA may designate a product for priority review. A product is eligible for priority review, or review within a targeted six-month time frame from the time a New Drug Application is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease. The Company regularly assesses its products for fast track potential but cannot guarantee any of its products will receive a priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, such as IPF.  If the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.  Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.  If a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, which means the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for up to seven years after receiving FDA approval.

When appropriate, the Company will seek orphan status for certain indications that may be treated with its products.

Other Regulatory Requirements

Any products manufactured or distributed under FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products.  Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with current good manufacturing practices and regulations which impose procedural and documentation requirements upon drug developers and each third party manufacturer they utilize.

The FDA closely regulates the marketing and promotion of drugs.  A company can make only those claims relating to safety and efficacy that are approved by the FDA.  Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA.  Such off-label uses are common across medical specialties.  Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances.  The FDA does not regulate the behavior of physicians in their choice of treatments.  The FDA does, however, restrict manufacturers from communicating on the subject of off-label use.

European Union

Clinical Trials

In common with the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. The regulatory controls on clinical research in the European Union are now largely harmonized following the implementation of the Clinical Trials Directive 2001/20/EC, or CTD.  Compliance with the national implementations of the CTD has been mandatory from May 1, 2004.  However, variations in the member state review agencies continue to exist, particularly in the small number of member states that have yet to implement the CTD fully.

All member states currently require regulatory and independent ethics committee approval of interventional clinical trials. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

Marketing Authorization

In the European Union, approval of new medicinal products can be obtained through the mutual recognition procedure or the centralized procedure.  The mutual recognition procedure entails initial assessment by the national authorities of a single member state and subsequent review by national authorities in other member states based on the initial assessment.  The centralized procedure entails submission of a single Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMEA”) leading to an approval that is valid in all European Union member states.  EMEA approval is required for certain medicinal products, such as biotechnology products and certain new chemical entities, and optional, or available at the EMEA’s discretion for other new chemical entities or innovative medicinal products with novel characteristics.

Item 4.                                 Information on the Company - continued

Under the centralized procedure, an MAA is submitted to the EMEA.  Two European Union member states are appointed to conduct an initial evaluation of each MAA.  These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee for Medicinal Products for Human Use (“CHMP”).  If this opinion is favorable, it is sent to the European Commission which drafts a decision.  After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the European Union and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state.

The European Union expanded its membership by ten in May 2004.  Two more countries joined on January 1, 2007.  Several other European countries outside of the European Union, particularly those intending to accede to the European Union, accept European Union review and approval as a basis for their own national approval.

Advertising

In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising.  Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or regulatory review and approval.

Data Exclusivity

For applications filed after October 30, 2005, European Union regulators offer eight years data exclusivity during which generic drug manufacturers cannot file abridged applications.  This is followed by two years market exclusivity during which generic applications may be reviewed and approved but during which generic drug manufacturers cannot launch products.

Other Regulatory Requirements

If a marketing authorization is granted for the Company’s products in the European Union, the holder of the marketing authorization will be subject to ongoing regulatory obligations. A holder of a marketing authorization for the Company’s products is legally obliged to fulfill a number of obligations by virtue of its status as a Marketing Authorization Holder.  While the associated legal responsibility and liability cannot be delegated, the Marketing Authorization Holder can delegate the performance of related tasks to third parties, provided that this delegation is appropriately documented.  A Marketing Authorization Holder can therefore either ensure that it has adequate resources, policies and procedures to fulfill its responsibilities, or can delegate the performance of some or all of its obligations to others, such as distributors or marketing partners.

The obligations of a Marketing Authorization Holder include:
•
Manufacturing and Batch Release: Marketing Authorization Holders should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities;

•
Pharmaco-vigilance: Marketing Authorization Holders are obliged to monitor the safety of products post-approval and to submit to the regulators safety reports on an expedited and periodic basis.  There is an obligation to notify regulators of any other information that may affect the risk benefit ratio for the product;

•
Advertising and Promotion: Marketing Authorization Holders remain responsible for all advertising and promotion of its products in the relevant jurisdiction, including promotional activities by other companies or individuals on their behalf.  Some jurisdictions require that a Marketing Authorization Holder subject all promotional materials to either internal or prior regulatory review and approval;

•
Medical Affairs/Scientific Service: Marketing Authorization Holders are required to have a function responsible for disseminating scientific and medical information on its medicinal products, predominantly to healthcare professionals, but also to regulators and patients;

Item 4.                                 Information on the Company - continued

•
Legal Representation and Distributor Issues: Marketing Authorization Holders are responsible for regulatory actions or inactions of their distributors and agents, including the failure of distributors to provide a Marketing Authorization Holder with safety data within a timeframe that allows the Marketing Authorization Holder to fulfill its reporting obligations; and

•
Preparation, Filing and Maintenance of the Application and Subsequent Marketing Authorization: Marketing Authorization Holders have general obligations to maintain appropriate records, to comply with the marketing authorization’s terms and conditions, to submit renewal applications and to pay all appropriate fees to the authorities.  There are also general reporting obligations, such as an obligation to inform regulators of any information that may lead to the modification of the marketing authorization dossier or product labeling, and of any action to suspend, revoke or withdraw an approval or to prohibit or suspend the marketing of a product.

The Company may hold marketing authorizations for products in its own name, or appoint an affiliate or a collaboration partner to hold the marketing authorization on its behalf. Any failure by a Marketing Authorization Holder to comply with these obligations may result in regulatory action against the Marketing Authorization Holder and its approvals and ultimately threaten our ability to commercialize our products.

Canada

In Canada, applications for a marketing authorization, known as a notice of compliance, are submitted to the Health Canada Therapeutic Products Directorate, which is the federal regulatory body that oversees the approval of pharmaceutical products for human use.  Under the Food and Drugs Act (Canada) and the regulations there under, a manufacturer must present substantive scientific evidence of a product’s safety, efficacy and quality.  At present, Health Canada targets 355 days for application review and approvals. Once the application is approved and the applicant receives a notice of compliance, the applicant has the right to sell the product in Canada.

In addition to regulations in the United States, Europe and Canada, the Company is subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future product candidates in other jurisdictions.

Approvals Outside of the United States, Canada and the European Union

The Company and its products will also be subject to a wide variety of foreign regulations governing development, manufacture and marketing.  Whether or not FDA approval or European marketing authorization has been obtained, approval of a product by the comparable regulatory authorities of other foreign countries must still be obtained prior to manufacturing or marketing the product in those countries.  The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval or a European marketing authorization.  The Company cannot assure investors that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

C. Organizational structure

Not Applicable.

D. Property, plant and equipment.

As we operate as a virtual company and we have  no products approved for marketing, and no research and development facilities or manufacturing plant, we therefore have no PP&E relating to manufacturing equipment at this time. However, we do have minimal amounts of lab equipment, computer equipment, furniture and fixtures and leasehold improvements relating to our head office. See the financial statements for the fiscal year ended December 31, 2012 included in this Form 20-F. Our head office is located at 1500 – 409 Granville St. in Vancouver BC, Canada.

Item 5.                                Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, and the quarter ended March 31, 2013, together with the notes thereto. The Company’s financial statements for the years ended December 31, 2012, December 31, 2011 and the opening statement of financial position as at January 1, 2011, as well as the financial statements for the quarter ended March 31, 2013, have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion contains forward-looking statements that involve certain risks and uncertainties. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors”.

The Company’s net loss for the year ended December 31, 2012, totaled $605,468 or $0.03 per share (FYE 2011 – $463,768 or $0.03 per share, FYE 2010 - $318,100 or $0.02 per share).  The main contributor to this increased loss in 2012 is the increase in research and development, advertising and promotion and investor relations as well as the incurrence of a loss on the derivative liability.

The net loss and comprehensive loss from operations of $174,535 for the three months ended March 31, 2013 increased when compared to the loss and comprehensive loss from operations of $147,137 for the three months ended March 31, 2012.  The increased loss is largely due to an increase in advertising and promotion, investor relations and professional fees in the three month period ended March 31, 2013 as compared to the three month period ended March 31, 2012. These increased expenses were offset by a decrease in interest expense of $78,400 in the three months ended March 31, 2013.

The net loss and comprehensive loss from operations of $147,137 for the three months ended March 31, 2012 increased when compared to the loss and comprehensive loss from operations of $83,845 for the three months ended March 31, 2011.  The increased loss is largely due to an increase in interest expense of $63,549 in the three month period ended March 31, 2012 as compared to the three month period ended March 31, 2011.

Revenues

The Company has not generated any revenue from the sale of drug therapies.  The Company has not recognized any revenue since inception through March 31, 2013.  The Company does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202. The Company expects to complete this trial by the end of 2015.

As the focus of management during the first three months of 2013 was on preparing for further clinical trials of PTL-202, no revenues were realized.

The Company’s revenues will be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses.  The Company’s revenues will depend on out licensing the Company’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Company’s drug candidates worldwide.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the three months ended March 31, 2013, the total general and administrative costs were $112,175 as compared to the six months ended March 31, 2012 during which period the total general and administrative costs were $68,737. The increased loss is largely due to an increase in advertising and promotion of $19,158, investor relations of $17,750 and professional fees of $6,903 in the three month period ended March 31, 2013 as compared to the three month period ended March 31, 2012.

Item 5.                                Operating and Financial Review and Prospects - continued

During the three months ended March 31, 2012, the total general and administrative costs were $68,737 as compared to the six months ended March 31, 2011 during which period the total general and administrative costs were $68,994.

From 2013 and beyond, as PTL-202 begins clinical development and as operations are developed to move PTL-202 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and contract services will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are accrued to intangible assets on the Company’s financial statements.  In addition, any expenses for intellectual property protection including patent lawyers services fees and any filing fees with government agencies or the World Intellectual Property Organization are accrued to intangible assets. This cost will decrease in the twelve months following the date of this prospectus as no new filings are anticipated.

Interest Income

Interest income consists of interest earned on the Company’s cash and cash equivalents. There was interest income in 2012 of $Nil (2011 - $Nil, 2010 – $Nil). The interest income for the quarter ended March 31, 2013 was $Nil.

Profits

At this time, the Company is not anticipating profit from operations.  Until such time as the Company is able to realize profits from the out licensing of products under development, the Company will report an annual deficit and will rely on its ability to obtain equity and/or debt financing to fund on-going operations. For information concerning the business of the Company, please see “Item 4. Information on the Company”.

Contributed Surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $206,212 for fiscal year 2012, compared with $162,052 for fiscal year 2011 and $136,110 for fiscal year 2010.

Contributed Surplus for the quarter ended March 31, 2013 was $208,242, compared with $206,212 for the year ended  December 31, 2012. The increase in contributed surplus was due to the issuance of stock options to officers and directors.

As a result of the net and comprehensive loss for the fiscal year 2012 of $605,468 (compared with $463,768 for fiscal year 2011 and $318,100 for fiscal year 2010), the deficit as of December 31, 2012 increased to $2,662,918 from $2,094,115 as of December 31, 2011, for an increase of $568,803. The deficit as of December 31, 2011 increased to $2,094,115 from $1,564,296 as of December 31, 2010, for  an increase of $529,819.

The Company’s deficit for the quarter ended March 31, 2013 was $174,535, compared with $147,137 for the quarter ended March 31, 2012. The increased loss is largely due to an increase in advertising and promotion of $19,158, investor relations of $17,750 and professional fees of $6,903 in the three month period ended March 31, 2013 as compared to the three month period ended March 31, 2012.

During the fiscal year 2012, the Company’s net cash provided by financing activities increased to $315,518, compared with $282,578 for fiscal year 2011 and $224,940 for fiscal year 2010.

The Company’s net cash provided by financial activities for the quarter ended March 31, 2013 was $37,422, compared with $34,000 for the quarter ended March 31, 2012.

At present, the Company’s operations do not generate cash inflows and its financial success after 2012 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Company’s technologies to the point that they may be out licensed so that the Company achieves profitable operations.   The research and development process can take many years and is subject to factors that are beyond the Company’s control.

Item 5.                                Operating and Financial Review and Prospects - continued

In order to finance the Company’s future research and development and to cover administrative and overhead expenses in the coming years the Company may raise money through equity sales.  Many factors influence the Company’s ability to raise funds, including the Company’s track record, and the experience and caliber of its management.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities.  Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control.  Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Comparison of Years Ended December 31, 2012 and 2011

	December 31, 2012 $	December 31, 2011 $	Change $	Change %
Revenue	Nil	Nil	0	N/A
Research and Development*	50,941	Nil	50,941	N/A
Wages and Benefits	169,327	121,297	48,030	40%
Professional Fees	87,465	112,809	(25,344)	(22%)
Advertising and Promotion	43,637	7,795	35,842	460%
Investor Relations	51,950	Nil	51,950	N/A
General and Administrative	37,802	25,114	12,688	51%
Insurance	24,948	14,628	10,320	71%
Rent and Occupancy Cost	17,743	16,273	1,470	9%
Interest Expense (Income)	104,378	122,503	(18,125)	(15%)
Other Expense	17,277	43,349	(26,072)	(60%)
Net and Comprehensive Loss	$605,468	$463,768	$141,700	31%

* The Research and Development expense for 2011 is Nil because all research and development during the year was carried out by our partner on the development of PTL-202, IntelGenx Corp.

Comparison of Quarters Ended March 31, 2013 and 2012

Period ended	Three Months ended March 31, 2012 (1)	Three Months ended March 31, 2012 (1)	Three Months ended March 31, 2011 (1)
Total revenues	$Nil	$Nil	$Nil
Net and Comprehensive loss	($174,535)	($147,137)	($83,845)
Basic loss per share	($0.01)	($0.01)	($0.01)
Diluted loss per share	($0.01)	($0.01)	($0.01)
Weighted average shares	23,526,825	20,966,447	16,306,604

(1)	Financial statements for the period ended March 31, 2013 prepared by management, not audited

Critical Accounting Estimates

The Company’s accounting policies are presented in Note 3 of the December 31, 2012 audited financial statements.  The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires management to select accounting policies and make estimates.  Such estimates may have a significant impact on the financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

•	the assumptions used for the determinations of the timing of future income tax events;
•
the carrying values of property, plant and equipment, intangible assets such as technology licenses and patents,  derivative liability, convertible note, and the valuation of stock-based compensation expense.

Item 5.                                Operating and Financial Review and Prospects - continued

Changes in Accounting Policies including Initial Adoption

The Company has adopted IFRS, as of January 1, 2010, as discussed in Note 2(a) of the December 31, 2012 Financial Statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, amounts due to shareholders, shareholder demand loan, the liability portion of the convertible note and the derivative liability. Cash and cash equivalents are classified as financial assets. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments. The fair value of cash and cash equivalents and accounts payable and accrued liabilities approximates their carrying values due to their short-term maturity or capacity for prompt liquidation.

Accounts payable and accrued liabilities, amounts due to shareholders, shareholder demand loan, the liability portion of the convertible note and the derivative liability are classified as financial liabilities. Accounts payable and accrued liabilities, shareholder demand loan, balances due to shareholder and the liability portion of the convertible note are recognized initially at fair value, and subsequently stated at amortized cost. The derivative financial liability is initially measured at fair value, with subsequent measurement to fair value at the end of each  reporting period.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates.  It is the opinion of management that the foreign exchange risk to which the Company is exposed is minimal.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

B.  Liquidity and Capital Resources.

Overview

The Company is a development stage company and therefore has no regular cash inflows.  Selected financial data pertaining to liquidity and capital resources for the fiscal years ended December 31, 2012 and December 31, 2011, and the quarters ended March 31, 2013 and March 31, 2012, is presented below.

Item 5.                                Operating and Financial Review and Prospects - continued

Comparison of Years Ended December 31, 2012 and 2011

Period ended	December 31, 2012 $	December 31, 2011 $	$ Change between two periods	%Change between two periods
Cash and Cash Equivalents	$9,854	$6,094	$3,760	62%
Current Assets	$108,107	$325,189	($217,082)	(67%)
Current Liabilities	$637,523	$182,071	$455,452	250%
Working Capital	($529,416)	$143,118	($672,534)	(470%)
Accumulated Deficit	$2,662,918	$2,094,115	$568,803	27%
Cash used in Operations	$304,983	$284,361	$20,622	7%
Cash flows from Financing Activities	315,518	$282,578	$32,940	12%
Interest Income	$Nil	$Nil	$Nil	0%

As of December 31, 2012, the Company had cash and cash equivalents of $9,854 (compared with $6,094 for fiscal year 2011 and $30,457 for fiscal year 2010) and working capital of ($529,416) (compared with $143,118 for fiscal year 2011 and $144,062 for fiscal year 2010).  Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents increased by $3,760 between fiscal year 2012 and fiscal year 2011 due to an increase in financing during the period.

Working Capital decreased by $672,534 from fiscal year 2011 to fiscal year 2012 due to the decrease in restricted cash from the irrevocable subscription agreements upon the cancellation of those agreements and a reclassification of amounts due to shareholders from non-current to current liabilities.  Total liabilities only increased by $49,036 for the fiscal year ended December 31, 2012 when compared to the total liabilities for the fiscal year ended December 31, 2011.

Comparison of Quarters Ended March 31, 2013 and 2012

Period Ended	March 31, 2013	March 31, 2012
Cash and Cash Equivalents	$7,220	$7,221
Current Assets	$64,941	$23,927
Current Liabilities	$671,600	$411,387
Working Capital	($606,659)	($387,460)
Accumulated Deficit	$2,837,453	$2,241,252
Cash used in Operations	$38,026	$32,873
Cash flows from Financing Activities	$37,422	$34,000
Interest Income	$Nil	$30

As of March 31, 2013, the Company had cash and cash equivalents of $7,220 (compared with $7,221 for the period ended March 31, 2012) and a working capital deficiency of $(606,659) (compared with $(387,460) for the period ended March 31, 2012).  Working capital is defined as current assets less current liabilities.

The Company’s cash inflows from financing activities comprised proceeds from issue of shares, exercise of warrants, a promissory note and a decrease in a shareholder short term loan during the first three months ended March 31, 2013 totaling $37,422 (compared with $34,000 for the period ended March 31, 2012, and $85,067 for the period ended March 31, 2011).

Cash utilized in operating activities during the three months ended March 31, 2013 was $38,026 (compared with $32,873 for the quarter ended March 31, 2012). This difference was mostly due to an increase in general and administrative expenses, a loss on derivative liability of $18,950 and prepaid expenses of $39,780.

As of March 31, 2013, the Company’s share capital was $2,078,686 comprising 24,386,825 issued and outstanding Common Shares and $Nil issued and outstanding  Series II Preferred Shares (compared with $1,775,754 for the quarter ended March 31, 2012, comprising 21,055,823 issued and outstanding Common Shares and Nil issued and outstanding Class B Preferred  Series II shares, and Nil Class B Series I preferred shares). The Company’s shares were split at a ratio of 1.5 new shares for every 1 existing share on December 30, 2010.

Contributed Surplus as of March 31, 2013 is $208,242 (compared with $173,616 for the quarter ended March 31, 2012). An increase in contributed surplus is attributable to the issuance of finders’ warrants and stock based compensation.

As a result of the net loss for the period ending March 31, 2013 of $174,534 (compared with $147,137 for the quarter ended March 31, 2012, and $83,845 for the quarter ended March 31, 2011), the deficit as of March 31, 2013 increased to $2,837,453 compared with  $2,241,252 as of  March 31, 2012.

Item 5.                                Operating and Financial Review and Prospects - continued

Operating Activities

Cash utilized in operating activities during fiscal year 2012 was $304,983 (compared with $284,361 for fiscal year 2011 and $249,357 for fiscal year 2010). The increase in cash utilized in operations during fiscal year 2012 as compared to fiscal year 2011 was due to an increase in advertising and promotion, research and development and investor relations. This increase was offset by a decrease in expenses for Professional Fees. The increase in cash utilized in operations during fiscal year 2011 as compared to fiscal year 2010 was due to an increase in professional fees related to the company becoming a reporting Company. This increase in the fiscal year 2011 was offset by reductions in wages and benefits, travel, research and development, as well as computer expenses.

Cash utilized in operating activities during the quarter ended March 31, 2013 was $38,026, compared with $32,873 for the quarter ended March 31, 2012.
Investing Activities

Investing activities primarily include additions to fixed assets and intangible assets. Net cash used in investing activities was $6,775, $22,580 and $30,713 in fiscal year ended December 31, 2012, 2011 and 2010, respectively.

In 2012, 2011 and 2010 the investing activities represent mainly investment in patents and the development of intellectual property.

Net cash used in investing activities during the quarter ended March 31, 2013 was $2,030, compared with $Nil for the quarter ended March 31, 2012. The increase was due to the increases in patent expenses.

Financing Activities

The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrants and warrant exercises for cash during fiscal year ended December 31, 2012 totaling $315,518. The Company’s cash inflows from financing activities comprised proceeds from common share issuances, warrant exercises, re-pricing of shares for cash and cash subscriptions received under the terms of the irrevocable subscription agreements during fiscal year ended December 31, 2011 totaling $282,578, compared with $224,940 for fiscal year ended December 31, 2010.  Cash from financing activities increased by $32,940 between fiscal year 2012 and fiscal year 2011 and increased by $57,638 between fiscal year 2011 and fiscal year 2010.

Cash from financing activities during the quarter ended March 31, 2013 was $37,422, compared with $34,000 for the quarter ended March 31, 2012.The change is due to the issuance of finders warrants related to a financing in the quarter ended March 31, 2013.

As part of the CNSX listing requirements no more than 20% of the issued and outstanding shares of a company listed on the exchange may be “Builders Shares”. Builders Shares include any share issued at a price of less than $0.02 per share. In order to meet this listing requirement, the founders of the Company contributed $Nil in fiscal year 2012 to re-price common shares to $0.02 per share (compared with $41,600 for fiscal year 2011 and $57,000 for fiscal year 2010. The founders originally purchased the shares that were repriced for $0.001 per share. $41,600 for fiscal year ended 2011 is included in the Company’s Financing Activities in its financial statements.

Capital Expenditures

Capital expenditures include $6,200 to acquire laboratory equipment in 2012, $Nil in 2011 and $Nil in 2010.

There were no capital expenditures during the quarters ended March 31, 2013 or 2012.

C. Research and Development

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

Item 5.                                Operating and Financial Review and Prospects - continued

Comparison of Years Ended December 31, 2012, 2011 and 2010

From inception through to December 31, 2011, the Company incurred total expenses in the development of its intellectual property of $1,836,405, which includes $548,204 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $187,427 in SR&ED tax credits), $398,431 of professional fees and $889,770 of wages and benefits.

From inception through to December 31, 2012, the Company incurred total expenses in the development of its intellectual property of $1,410,503, which includes $507,264 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $187,427 in SR&ED tax credits), $226,746 of professional fees and $676,493 of wages and benefits.

		Year ended December 31, 2012		Year ended December 31, 2011		Year ended December 31, 2010
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$	Nil	$	Nil		$15,461
License Fees and Subcontract research		$51,790	$	Nil		$8
Facilities and Operations		$5,659	$	Nil	$	Nil
Less: Government contributions		$($6,508)	$	Nil	$	Nil
Total		$50,941	$	Nil		$15,469

The increase in research expense in 2012 is due to the initiation of clinical trials of PTL-202. The fees paid to the contract research operation for the drug/drug interaction trial in India was $47,134. There is no research and development expense for 2011 as all research and development was conducted by IntelGenx Corp. under the agreement the Company has with them.

The decrease in R&D expenses in fiscal year 2011 as compared to fiscal year 2010 is a reflection of the development of the bio-analytical assay for Pentoxifylline and NAC in fiscal year ended December 31, 2010. In fiscal year 2010 the R&D expense for personnel, consulting and stock based compensation was offset by $10,000 that was received from a potential development partner on the signing of a letter of intent for the development of PTL-202.

Comparison of Quarters Ended March 31, 2013 and 2012

		Three Months ended March 31 , 2013		Three Months ended March 31 , 2012		Three Months ended March 31, 2011
Research and Development Expenses	$
Personnel, Consulting, and Stock-based Compensation	$	Nil		$10,441	$	Nil
License Fees and Subcontract research	$	Nil	$	Nil	$	Nil
	$		$		$
Facilities and Operations	$	Nil	$	Nil	$	Nil
Less: Government contributions	$	Nil		$6,508	$	Nil
Total	$	Nil		$3,933	$	Nil

Item 5.                                Operating and Financial Review and Prospects - continued

The increase in R&D expenses in the first three months ended March 31, 2012 is a reflection of the Company’s contributions to the development and commercialization agreement with IntelGenx. The Company’s R&D efforts in the first three months ended March 31, 2012 were focused on completing of the formulation of PTL-202 under the IntelGenx Development and Commercialization Agreement. Since the signing of the Development and Commercialization Agreement, IntelGenx has been working on the formulation of PTL-202.

For the three months ended March 31, 2013 research and development costs were $Nil, compared with $3,933 for the three months ended March 31, 2012 and $Nil for the three months ended March 31, 2011. The research and development costs for the three months ended March 31, 2012 were composed of $10,441 that was paid to IntelGenx under the development and commercialization agreement. This expense was offset by a $6,508 government grant.

Research and development expenses of approximately $531,000 are required for the pivotal trial scale-up and process development. An additional $250,000 will be required for the pivotal clinical trial of the formulated product. The results of this work may provide the information required for a regulatory submission to move PTL-202 into a phase 2 study. The cost of the regulatory submission is budgeted at $125,000.

Additional financing will be required to complete the development and commercialize PTL-202. There is no assurance that such financing will be available or that the Company will have the capital to complete this proposed development and commercialization.

The Company was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in 2012 as planned.  The Company’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:
•	the scope, rate of progress and cost of the development of PTL-202;
•	uncertainties as to future results of the pivotal bio equivalency study of PTL-202;
•	the Company’s ability to enroll subjects in clinical trials for current and future studies;
•	the Company’s ability to raise additional capital; and
•	the expense and timing of the receipt of regulatory approvals.

In addition to the formulation and clinical development plans for PTL-202 the Company may begin development of PTL-303 for the treatment of Liver Cirrhosis. The Company will only be able to begin development of PTL-303 if additional funds are available. There is no guarantee that these funds will be available to the Company and, if they are available, they may not be available on acceptable terms. Development of PTL-303 may significantly impact the Company’s expense projections and development timelines.

D. Trend Information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The Company has no known contractual obligations specified in Item 5.F.1 as of the latest fiscal year end balance sheet date, other than the license agreement with Dalhousie University which was cancelled on January 9, 2013.

Item 6.                                Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of June 14, 2013:

Name and Position	Principal Occupation for Past Five Years	Date of Appointment to Office	Common Shares Held	Percentage of Common Shares Outstanding(2)
Douglas H. Unwin, B.Sc., BA President, CEO, Director	President & CEO of the Company since September 2005	September 12, 2005	4,608,167	17%
Douglas Wallis Director, CA	Partner, Smyth Ratcliffe Chartered Accountants	May 10, 2011	350,510	1.3%
M. Greg Beniston, BA, LLB Chairman	Senior Legal Counsel, CHC Helicopter May 2006 to present, Sole Practitioner, January 2004 to present	Chairman since October 31, 2007; Corporate Secretary: from September 2005 to October 31, 2007	300,000	1.1%
Wendi Rodrigueza, PhD Director	VP Product Development, ProNAi Therapeutics, Inc. September 2006 to present, Director Project Management, Novartis September 2005, to September 2008, Sr.	November 5, 2009	100,000	0.4%
Derick Sinclair, CA CFO and Corporate Secretary	CFO, Cadan Resource Corporation, May 2007 to present, CFO Madeira Minerals Ltd 2009 to present, CFO Viscount Mining Ltd 2010 to present.	Chief Financial Officer since September 1, 2007; Corporate Secretary Since October 31, 2007	235,510	0.9%

The Company’s Audit Committee consists of Doug Unwin, Greg Beniston and Douglas Wallis.

The Company’s Compensation Committee consists of Doug Unwin, Greg Beniston and Douglas Wallis.

The following is a brief description of the background of the key management, directors and the promoters of the Company:

Douglas H. Unwin, B.Sc., MBA    President and Chief Executive Officer& Director - Mr. Unwin is the Company’s founder and has served as President and Chief Executive Officer since the Company’s inception in September 2005.  Mr. Unwin graduated from the University of British Columbia with a B.Sc. in Biology in 1981. In 1985 he graduated from the University of Saskatchewan with a Master’s in Business Administration. He is a full time employee of the Company and devotes the majority of his working hours to the Company’s business.  Mr. Unwin is responsible for the Company’s overall strategic direction and the implementation of that strategy.  He is based at the Company’s head office in Vancouver, British Columbia.  Mr. Unwin is an experienced executive with 27 years of diverse experience including 22 years as an entrepreneur in life sciences, aquaculture and telecommunications.  He has spent his last 12 years focused on life science start-ups, technology commercialization and venture capital financing. Mr. Unwin was an associate with Neuro Discovery Inc. a venture capital company focused on investing in therapies for neurological disorders.  During his tenure Mr. Unwin reviewed numerous business plans and assisted in the structuring of investments. Prior to founding the Company, Mr. Unwin was the CEO of Med BioGene Inc. a start-up medical device company.

Derick Sinclair, B.Comm., CA    Chief Financial Officer - Mr. Sinclair, is an experienced CFO having worked with US and Canadian public and private companies for over 20 years.  He is a contractor and devotes approximately 15% of his time to the Company.  His duties with the Company include, bookkeeping, financial management and reporting, assisting the CEO where necessary and liaising between the board and the Company’s auditors.  Mr. Sinclair began his accounting career in 1982 as an auditor with KPMG Peat Marwick Thorne. He received his CA designation in 1985 and his Bachelor of Commerce (Honours) University of Windsor in 1982. From 1985 to 2003, Mr. Sinclair was employed by BC Rail and its subsidiaries and their successors. He began at BC Rail as a Manager in General Accounting rising in 1998 to the role of CFO & VP Administration Westel Telecommunications Ltd.  Mr. Sinclair currently operates DR Financial Services Limited focused on providing controller services to small and medium size public companies. He is also CFO of Cadan Resources Corporation, Madeir Minerals Ltd, and Viscount Mining Ltd publicly traded exploration companies on the TSX Venture Exchange.

Item 6.                                Directors, Senior Management and Employees - continued

M. Greg Beniston, BA, LLB    Chairman Of the Board & Director - Mr. Beniston, is an experienced counsel with expertise in technology, corporate/commercial, securities, corporate governance and aviation.  Mr. Beniston received his BA (Honours) with a major in Commerce from Simon Fraser University in 1979. Greg received his LLB from the University of British Columbia in 1987. Mr. Beniston devotes less than 10% of his time to the affairs of the Company. He was Legal Counsel and Corporate Secretary for Xillix Technologies Corp. (TSX) a cancer imaging company from 1993 until 2000 and was Vice President Legal and Corporate Secretary of MDSI Mobile Data Solutions Inc. (TSX, NASDQ) from 1996 to 2003.  Since 2007 Mr. Beniston has been employed by The CHC Helicopter Group Of Companies as Senior Legal Counsel.  Mr. Beniston also served as the Company’s Corporate Secretary from inception through October 2007.

Douglas Wallis, CA    Director - A Chartered Accountant for over 30 years, Doug Wallis specializes in work with Canadian and US public companies. Doug received his CA after completing a five-year post-secondary education articling program. His work involves everything from assisting in the structure of initial public offerings to comprehensive audit services. Doug's extensive experience in accounting and the rules of professional conduct are also highly valued at Smythe Ratcliffe LLP. As a partner heavily involved in Professional Standards, he brings a commitment to integrity, professionalism and quality that permeates throughout the entire leadership team. Previously, Doug was the Director of Professional Advisory Services, Institute of Chartered Accountants of BC. Mr. Wallis devotes less than 10% of his time to the affairs of the Company. Besides his work at Smythe Ratcliffe, Doug is the Past Chairman of the Board for the Canadian Network for International Surgery (CNIS).

Wendi Rodrigueza, PhD.    Director – Dr. Rodrigueza brings over 16 years of drug development experience to the Company’s Board of Directors. Ms. Rodrigueza devotes less than 10% of her time to the affairs of the Company.From 1994 – 1998 she conducted post doctorate fellow studies at Thomas Jefferson University and The Medical College of Pennsylvania. Wendi received her Ph.D. from the University of British Columbia in 1994.  From 1998 to 2003, she was employed by Esperion Therapeutics Inc. culminating in the position of Director, Product Development. Dr. Rodrigueza was a co-inventor of the technology Esperion was founded on. Esperion was sold to Pfizer Global Research and Development for $1.3 billion in 2003.  She is currently VP of Drug Development for ProNAi Therapeutics and since 2003 has been a consultant to several companies including CuraGen Corporation and Novartis Institute of Biomedical Research.

Other Reporting Company Experience

The following table sets out the directors, officers and promoters of the Company that are, or have been within the last five years, directors, officers or promoters of other companies that are or were reporting companies in any Canadian jurisdiction:

Name of Director, Officer or Promoter	Name of Reporting Company	Exchange	Position	Period
Derick Sinclair, CA	Cadan Resources Corporation	TSX Venture	CFO	May 2007 - Present
Derick Sinclair, CA	Madeira Minerals Ltd.	NEX	CFO	May 2009 - Present

B. Compensation.

Remuneration and Borrowing

The Board of Directors may determine remuneration to be paid to the directors. The Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure for the directors. The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of the Company or of any third party.

Item 6.                                Directors, Senior Management and Employees - continued

Compensation of Directors and Executive Officers

In 2012, we paid aggregate cash compensation of approximately $169,327 to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officer’s liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage will expire on July 23, 2013. We plan to renew the insurance upon its expiration.

2005 Stock Option Plan

The Stock Option Plan was approved by the Company’s Board of Directors in November 2005. The purpose of the Stock Option Plan is to assist the Company in attracting, retaining and motivating directors, officers, employees and consultants of the Company and of its affiliates and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under the 2005 Stock Option Plan to purchase Common Shares. If, as and when the Common Shares of the Company are listed on a stock exchange, the Stock Option Plan will be subject to the review and approval of the stock exchange.

The Stock Option Plan will be administered by the Compensation Committee of the Company, which will have full and final authority with respect to the granting of all options thereafter.

The Common Shares available for issuance under the 2005 plan generally vest over an 18-month period from the date granted. The Options are exercisable for up to 5 years. In December 2007 the directors approved an amendment to the 2005 plan to increase the maximum aggregate number of Common Shares issuable under the 2005 plan to 850,000 Common Shares. In December 2008, the Board of Directors approved an amendment to the 2005 plan to increase the maximum aggregate number of Common Shares issuable under the 2005 plan to 1,250,000 Common Shares. The plan was also amended to increase the maximum exercise period to 7 years. In November 2009, the Board of Directors approved an amendment to the 2005 plan to increase the maximum aggregate number of Common Shares issuable under the 2005 plan to 1,350,000 Common Shares. Due to the stock split of the Company’s equity of 1.5 to 1, the maximum aggregate number of Common Shares issuable under the 2005 plan increased to 1,875,000 Common Shares.

Options may be granted under the 2005 Stock Option Plan as the Compensation Committee may from time to time designate. The exercise prices shall be determined by the Compensation Committee. Options may be exercised up to 90 days following cessation of the optionee’s position with the Company, provided that if the cessation of office, directorship, or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option. Options will expire not later than the date which is seven years from the date of grant. Options granted under the Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession. The Compensation Committee of the Company may, in its absolute discretion, impose such limitations or conditions on the exercise or vesting of any options granted under the Stock Option Plan as it deems appropriate, including limiting the number of Common Shares for which any option may be exercised during any period as may be specified by the Compensation Committee.

2012 Stock Option Plan

The Company’s Board of Directors will adopt a new stock option plan, effective as of the issue of a receipt for the final prospectus, the purpose of which will be to provide incentives to attract, retain and motivate executive officers, directors and employees whose present and future contributions are important to the Company. Subject to regulatory approval, the maximum number of the Company’s Common Shares reserved for issuance pursuant to stock options granted under the stock option plan will, at any time, be 10% of the number of Common Shares then outstanding. The number of the Company’s Common Shares that may be issued to any one person shall not exceed 5% of the Common Shares issued and outstanding on a non-diluted basis. The price at which the Company’s Common Shares may be issued under the stock option plan will be determined from time to time by the Company’s Board of Directors in compliance with the rules and policies of any stock exchange upon which the Company’s Common Shares are listed. The vesting of options granted under the stock option plan will be determined by the Board of Directors at the time of the grant. Options granted under the stock option plan may be exercisable over a maximum period of 5 years. They will generally have a term of 5 years and vest over four years, 25% on each of the first four anniversaries of the date of grant, provided the optionee is in continuous service to the Company. The Board of Directors may amend the terms of the stock option plan from time to time, to the extent permitted by the stock option plan and any rules and policies of any stock exchange on which the Common Shares are listed, or terminate it at any time. If the Company accepts any offer to amalgamate, merge or consolidate with any other company (other than a wholly-owned subsidiary) or if holders of greater than 50% of the Company’s Common Shares accept an offer made to all or substantially all of the holders of the Company’s Common Shares to purchase in excess of 50% of our current issued and outstanding Common Shares, any then-unvested options will automatically vest in full.

Item 6.                                Directors, Senior Management and Employees - continued

This stock option plan was approved by shareholders on May 14, 2012 at the Company’s Annual General Meeting.

Equity Compensation Plan Information as of December 31, 2012

Plan Category	Column (a) Number of securities to be issued upon exercise of outstanding options	Column (b) Weighted-average exercise price of outstanding options	Column (c) Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,675,000	0.17	583,682
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	1,675,000	0.17	583,682

Outstanding Options as of June 14, 2013

Holders (current and former positions)	No. of Shares Under Option	Exercise Price	Expiry Date
Directors, who are also officers
Douglas H. Unwin (CEO & President, Director)	375,000 75,000 150,000 100,000	$0.27 $0.10 $0.10 $0.10	March 5, 2015 July 3, 2017 December 21, 2017 April 4, 2018

Directors
M. Greg Beniston (Chairman of the Board)	150,000 75,000 150,000 50,000	$0.27 $0.10 $0.10 $0.10	October 31, 2014 July 3, 2017 December 21, 2017 April 4, 2018

Doug Wallis (Director)	100,000 50,000	$0.10 $0.10	July 3, 2017 April 4, 2018

Wendi Rodrigueza (Director)	150,000 50,000	$0.27 $0.10	November 4, 2014 April 4, 2018

Officers, who are not also directors
Derick Sinclair (CFO)	150,000 100,000	$0.10 $0.10	December 21, 2017 April 4, 2018

Consultants
Monita Farris (Consultant)	25,000	$0.10	July 3, 2017

Darryl Knight (Consultant)	100,000	$0.10	July 3, 2017

James Siebold (Consultant)	100,000	$0.10	July 3, 2017

Lola Maksumova (Consultant, Former VP of Drug Development)	75,000	$0.27	June 1, 2015
Total Options	2,025,000

Item 6.                                Directors, Senior Management and Employees - continued

Employment Agreements

The Company entered into an employment agreement with Mr. Unwin effective as of January 1, 2010. This is the only employment agreement the Company has entered into.  Under the agreement, Mr. Unwin is to receive an annual base salary of $160,000, subject to increases at the discretion of the Company’s Board of Directors.  Mr. Unwin is also eligible for a discretionary performance bonus as determined by the Company’s Board of Directors.  Under the agreement, other than in the event of a change in control of the Company, Mr. Unwin may terminate his employment at any time by giving three months prior written notice of the effective date of his resignation.  If the Company terminates Mr. Unwin’s employment without cause, the Company is obligated to pay to him a lump sum of up to 12 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus.  The Company is also obligated to maintain Mr. Unwin’s benefits during the notice period.  If Mr. Unwin obtains a new source of remuneration for personal services, the payment of benefits will cease six months from the date of termination of his employment, excluding the notice period.

As of March 1, 2011 Mr. Unwin voluntarily reduced his annual base salary to $120,000. This reduction will remain in place until January 31, 2013. On June 1, 2011, Mr. Unwin took a further annual base salary reduction to $100,000. As of February 1, 2012, Mr. Unwin’s salary has been returned to $160,000 per year.

As of March 1, 2011 Mr. Sinclair voluntarily reduced his base annual fee to $18,000. This reduction remained in place until January 31, 2013. Mr. Sinclair’s base annual fee was returned to $36,000 as of February 1, 2012.

Change in Control Agreements

As part of his Employment Agreement, the Company entered into a change of control agreement with Mr. Unwin effective as of January 1, 2010. This is the only change of control agreement the Company has entered into.  In the event of a potential change in control and until 12 months after a change in control, unless Mr. Unwin terminates his employment with the Company for good reason, Mr. Unwin will continue to diligently carry out his duties and obligations under his employment agreement.  If within 12 months following a change of control of the Company, Mr. Unwin terminates his employment for good reason, or the Company terminates his employment other than for cause, the Company is obligated to pay to Mr. Unwin a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus.  In such case, The Company is also obligated to maintain Mr. Unwin’s benefits for the 12-month period and his unvested stock options will immediately vest.

Board Practices

Duties of Directors

Under British Columbia law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board of Directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office and compensation of officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Item 6.                                Directors, Senior Management and Employees - continued

Qualification

There is no shareholding qualification for directors.

Board Committees

Our Board of Directors has established an Audit Committee and a Compensation Committee.

AUDIT COMMITTEE

The Audit Committee has various responsibilities as set forth in Multilateral Instrument 52-110 (“MI 52-110”). The Audit Committee oversees the accounting and financial reporting practices and procedures of the Company and the audits of the Company’s financial statements. The principal responsibilities of the Audit Committee include: (i) overseeing the quality, integrity and appropriateness of the internal controls and accounting procedures of the Company, including reviewing the Company’s procedures for internal control with the Company’s auditors and Chief Financial Officer; (ii) reviewing and assessing the quality and integrity of the Company’s internal and external reporting processes, its annual and quarterly financial statements and related management discussion and analysis, and all other material continuous disclosure documents; (iii) establishing separate reviews with management and external auditors of significant changes in procedures or financial and accounting practices, difficulties encountered during auditing, and significant judgments made in management's preparation of financial statements; (iv) monitoring compliance with legal and regulatory requirements related to financial reporting; (v) reviewing and pre-approving the engagement of the auditor of the Company and independent audit fees; and (vi) assessing the Company’s accounting policies, and considering, approving, and monitoring significant changes in accounting principles and practices recommended by management and the auditor.

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached to this Form 20-F as Exhibit 11.2.

Composition of the Audit Committee

As noted above, the members of the Audit Committee are Douglas Unwin, Greg Beniston and Douglas Wallis, all of whom are considered independent pursuant to NI 52-110, except Mr. Unwin who is also an officer of the Company. All members of the Audit Committee are considered to be financially literate.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

Please see above for the biographies of Douglas Unwin, Greg Beniston and Douglas Wallis.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any external auditor.

Reliance of Certain Exemptions

The Company’s auditors have not provided any material non-audit services.

The Company is relying on the exemptions provided for in Section 6.1 of NI 52-110 in respect of the composition of its Audit Committee and in respect of certain of its reporting obligations under NI 52-110.

Item 6.                                Directors, Senior Management and Employees - continued

Pre-Approval Policies on Certain Exemptions

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Compensation Committee

Our Compensation Committee consists of Mr. Beniston, Mr. Wallis and Mr. Unwin. Mr. Beniston is the chairman of our Compensation Committee. Our Board of Directors has determined that Mr. Wallis and Mr. Beniston are “independent directors” within the meaning of NYSE Manual Section 303A.

Our Compensation Committee is responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our co-chief executive officers, evaluating the performance of our co-chief executive officers in light of those goals and objectives, and setting the compensation level of our co-chief executive officers based on this evaluation;

•	reviewing and making recommendations to our Board of Directors regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and making recommendations to our co-chief executive regarding the compensation level, share-based compensation and bonuses for our officers other than our co-chief executive officers;
•	reviewing and determining cash and share-based compensation for our directors;
•	administering our equity incentive plans in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the Compensation Committee by our Board of Directors from time to time.

Corporate Governance

General

Effective June 30, 2005, NI 58-101 and NP 58-201 were adopted in each of the provinces and territories of Canada. NI 58-101 requires companies to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performances and benefits all shareholders. The Canadian Securities Administrators (“CSA”) have adopted NP 58-201, which provides non-prescriptive guidelines on corporate governance practices for reporting companies such as the Company. In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Composition of the Board

The Board of Directors facilitates its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors.  Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board has four directors, three of which are considered to be independent.  Mr. Beniston, Mr. Wallis, and Ms. Rodrigueza are considered to be independent directors for the purposes of NI 58-101, and Mr. Unwin is not considered to be independent as he is also a senior officer of the Company.

The mandate of the Board is to act in the best interests of the Company and to supervise management.  The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by management.  Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.  Any responsibility which is not delegated to management or to the committees of the Board remains with the Board.  The Board meets on a regular basis consistent with the state of the Company’s affairs and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Chairman of the Board is Mr. Greg Beniston, LLB, who is an independent director.

Directorship

None of the directors of the Company is also a director of other reporting companies (or equivalent) in a Canadian or foreign jurisdiction as of the date of this listing statement.

Item 6.                                Directors, Senior Management and Employees - continued

Position Descriptions

The Board has not developed written position descriptions for the chair or the chair of any board committees or for the CEO. Given the size of the Company’s infrastructure and the existence of only a small number of officers, the Board does not feel that it is necessary at this time to formalize position descriptions in order to delineate their respective responsibilities.

Meetings of Independent Directors

The Board has appointed two committees, the Audit Committee and the Compensation Committee. The Audit committee is comprised of a majority of independent directors and meets regularly. Additional information concerning the committee is found in ‘Audit Committee’ above and in the disclosure below in this ‘Corporate Governance’ section.

The Compensation Committee is comprised of two independent directors plus the CEO. This committee meets as required. The members of the Compensation Committee are Mr. Beniston, Mr. Wallis and Mr. Unwin.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s technologies, product candidates, business and industry and on the responsibilities of directors. New directors also receive historical public information about the Company and the mandates of the committees of the Board. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, new directors are encouraged to visit and meet with management on a regular basis and to pursue continuing education opportunities where appropriate.

Ethical Business Conduct

The Board has approved a Code of Business Conduct and Ethics (the “Code”, filed herewith as Exhibit 11.1) to be followed by the Company’s directors, officers, employees and principal consultants and those of its subsidiaries. The Code is also to be followed, where appropriate, by the Company’s agents and representatives, including consultants where specifically required. The purpose of the Code is to, among other things, promote honest and ethical conduct, avoid conflicts of interest, protect confidential or proprietary information and comply with the applicable government laws and securities rules and regulations. In the event that a director, officer or employee departs from the Code, the Company is authorized to file a material change report. The board does not actively monitor compliance with the Code, but requires prompt notification of apparent or actual breaches so that it may investigate and take action. The Code has been circulated to all employees.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest is disclosed and the persons who have such an interest are excluded from all discussion on the matter and are not allowed to vote on the proposal.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board of Directors. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Compensation

The Board has established a Compensation Committee. The Compensation Committee is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Item 6.                                Directors, Senior Management and Employees - continued

Other Board Committees

Other than the Audit Committee and Compensation Committee described in this Form 20-F, the Board has no other committees.

Assessments

The Board regularly assesses its own effectiveness and the effectiveness and contribution of each Board committee member and Director.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

As of December 31, 2012 the Company had the following number of employees and contractors:

Location	Full Time Employees	Contractors
Vancouver, British Columbia	1	1

The Company utilizes consultants and contractors to carry on many of its activities and, in particular, to supervise and conduct pre-clinical scientific experiments, assay development and validation.  In addition, the Company’s Chief Financial Officer is a contractor not a full time employee.  Other functions the Company has decided to outsource include assay development, formulation, clinical trials and manufacturing.  It is currently more cost-effective to outsource these functions due to the Company’s sporadic requirements.  As the Company expands its activities, it is probable that it will hire additional employees.  In addition, contractors and employees may move between locations from time to time as conditions and business opportunities warrant.

E. Share Ownership.

As of June 14, 2013, the Company has 26,586,825 shares of Common stock outstanding.

The following table sets forth, as of June 14, 2013: (a) the names of each beneficial owner of more than five percent (5%) of our Common Stock known to us, the number of shares of Common Stock beneficially owned by each such person, and the percent of our Common Stock so owned before and after the Share Exchange; and (b) the names of each director, executive officer and significant employee, the number of shares our Common Stock beneficially owned, and the percentage of our Common Stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated. Individual beneficial ownership also includes shares of Common Stock that a person has the right to acquire within 60 days from June 14, 2013.

Name and Municipality of Residence and Position	Common Shares Held		Percentage of Common Shares Outstanding(2)	Percentage of Votes Held
Douglas H. Unwin North Vancouver, BC President, CEO, Director (1)	4,608,167	(3)(4)	17%	17%
Douglas Wallis Vancouver, BC Director (1)	350,510		1.3%	1.3%
M. Greg Beniston, BA, LLB Vancouver, BC Chairman (1)	300,000		1.1%	1.1%
Wendi Rodrigueza Boston, Mass Director	100,000		0.4%	0.4%
Derick Sinclair, CA North Vancouver, BC CFO and Corp. Secretary	235,510		0.9%	0.9%
Directors and Officers as a Group	5,594,187		21%	21%

Item 6.                                Directors, Senior Management and Employees - continued

(1)	Members of the Audit and Compensation Committee.
(2)	The calculations are based on 26,586,825 shares of Common Stock issued and outstanding as of June 14, 2013.
(3)	1,155,000 shares of these are held by Donna Armstrong, Mr. Unwin’s spouse.
(4)	1,660,500 shares of these are held by Douglas Cove Capital Corp., a company owned jointly between Douglas H. Unwin and his spouse Donna Armstrong.

Item 7.                                Major Shareholders and Related Party Transactions

A . Major Shareholders.

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B. Related Party Transactions.

Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the consideration agreed to by the parties.   During the years ended December 31, 2012, December 31, 2011, December 31, 2010, the Company entered into the following transactions with related parties:

•
During the year ended December 31, 2012, the CEO of the Company exercised 66,666 common share purchase warrants, at $0.15 per share, for 66,666 common shares, for total proceeds of $10,000 (FYE 2011- 7,500, FYE 2010-Nil);

•
Of the $300,000 in subscription proceeds from the Irrevocable Subscription Agreements received by the Company with an Irrevocable Subscription Agreement dated January 31, 2011, $75,000 was received from directors and officers of the Company, compared with $Nil for fiscal year 2010;

•
The Company incurred accounting fees for the year ended December 31, 2012, to a company controlled by its CFO, in the amount of $18,000, compared with  $21,000 for the fiscal year 2011 and $36,000 for fiscal year 2010;

•
A listing requirement of the CNSX is that no more than 20% of the outstanding shares may have an issue price of less than $0.02. In order to meet this listing requirement, a former director and the Company’s CEO and a company controlled by the Company’s CEO, during the year ended December 31, 2012, paid $Nil (compared with $41,600 in fiscal year 2011 and $57,000 for fiscal year 2010) to re-price pre-split common shares from $0.001 per share to $0.02 per share;

•	925,000 options to purchase shares of the Company were granted in the year ended December 31, 2012, compared with Nil in fiscal years of 2011 and 2010;
•
The Company incurred legal fees from a consultant and director of the Company in the amount of $3,200 for the year ended December 31, 2012, compared with $7,934 for fiscal year 2011 and $5,684 for fiscal year 2010; and

•
The Company incurred salaries, directors fees and other benefits relating to directors and officers of the company in the amount of  $146,723 for the year ended December 31, 2012, compared with $115,433 for fiscal year 2011 and $159,709 for fiscal year 2010.

There are no amounts due to the Company from companies that have directors in common with the Company or have a partner who is a director of the Company.

There were no amounts due to the Company from shareholders in the two most recent fiscal years.

C . Interests of Experts and Counsel.

Not applicable.

Item 8.                                Financial Information

A . Financial statements and other financial information.

We have appended financial statements filed as part of this Form 20-F. See Item 18, “Financial Statements.”

Item 9.                                The Offer and Listing

A. Offer and Listing Details

The Company’s shares are listed for trading on the Canadian National Stock Exchange under the symbol of “PT”.

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

Quarters Ended	High Sales Price	Low Sales Price
December 31, 2011	$0.25	$0.15
March 31, 2012	$0.20	$0.10
June 30, 2012	$0.19	$0.07
September 30, 2012	$0.17	$0.09
December 31, 2012	$0.17	$0.03
March 31, 2013	$0.08	$0.04

On June 14, 2013, the closing price of our stock was $0.075 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Please see “Offer and Listing Details” above in this Item 9.

D. Selling Shareholders

Not applicable.

E. Dilution

Not Applicable.

F. Expense of the Issue

Not Applicable.

Item 10.                             Additional Information

A. Share Capital

As of June 14, 2013, the Company has the following shares authorized and issued:

Class of Share	Number of Authorized Shares	Number of Issued Shares
Class A common shares without par value	Unlimited	26,586,825
Class B Series I preferred shares without par value	1,500,000	NIL
Class B Series II preferred shares without par value	1,000,000	NIL

Item 10.                             Additional Information - continued

Class A Common Shares

The holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Issuer and each Common Share shall confer the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer. The holders of the Common Shares, are entitled to receive dividends as and when declared by the directors and, subject to the rights of holders of any shares ranking in priority to or on a parity with the Common Shares, to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Issuer.

Class B Series I Preferred Shares

Each Series I Class B Preferred Share automatically converted into one (1) Common Share when the Common Shares of the Issuer were listed for trading on the CNSX.

In the event of a change in control of the Issuer involving greater than fifty percent (50%) of the issued and outstanding Common Shares of the Company at a valuation of less than $0.40 per share, or the liquidation, dissolution or wind-up of the Issuer or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Series I Preferred Shares shall be entitled to receive, in preference and priority to any payment or distribution to the holders of the Common Shares or any other class of shares ranking junior to the Series I Preferred Shares, an amount equal to $0.20 per share, together with all accrued and unpaid dividends thereon.  After payment to the holders of the Series I Preferred Shares of the amounts so payable to them, they shall be entitled to share in any further distribution of the property or assets of the Issuer. There are no Series I Preferred shares issued.

Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Issuer, the holders of the Series I Preferred Shares shall be entitled to receive any dividends declared and payable by the Issuer on the Series I Preferred Shares. No dividend shall be declared or paid or set apart for the Common Shares then issued and outstanding until an equal or greater dividend on all Series I Preferred Shares then issued and outstanding shall have been declared or paid or provided for at the date of such declaration or payment or setting apart. No dividend has been declared on the Series I Preferred Shares.

Class B Series 2 Preferred Shares

Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the Series II Preferred Shares shall be entitled to receive any dividends declared and payable by the Issuer on the Series II Preferred Shares.  No dividend shall be declared or paid or set apart for the Common Shares then issued and outstanding until an equal or greater dividend on all Series I Preferred Shares and all Series II Preferred Shares then issued and outstanding shall have been declared or paid or provided for at the date of such declaration or payment or setting apart.  A 12% annual cumulative dividend shall be paid on the Series II Preferred Shares.  This dividend shall be paid “in-kind” to the holders in the form of Common Shares of the Issuer converted at the Transaction Price at the time of a Transaction.  For greater certainty, any unpaid cumulative dividend(s) due to the holders of Series II Preferred Shares shall be paid to the holders at the time of the Transaction in that number Common Shares equal to the amount of any unpaid cumulative dividend(s) due to the holders divided by the Transaction Price. No fractional shares shall be issued upon the granting of any dividend in-kind of Common Shares. There are no Series 2 Preferred Shares issued.

Each Series II Preferred Share automatically converted upon the listing of the Issuers Common Shares on the CNSX.

Each Series II Preferred Share converted into Common Shares at the Conversion Rate plus one-half (1/2) of a purchase warrant in the capital of the Issuer where one (1) full Series II Purchase Warrant may be exercised at the Transaction Price for a period of two (2) years from its date of issue to purchase one (1) Common Share.   No fractional shares shall be issued under any conversion into Common Shares.

Item 10.                             Additional Information - continued

Stock Options:

As of December 31, 2012 and 2011, the following stock options of the Company were outstanding:

Expiry Date	Exercise Price	2012	2011
January 31, 2012	$0.27	-	225,000
May 1, 2012	$0.27	-	150,000
June 1, 2012	$0.27	-	75,000
October 14, 2012	$0.20	-	300,000
December 1, 2012	$0.27	-	150,000
October 31, 2014	$0.27	150,000	150,000
November 4, 2014	$0.27	150,000	150,000
March 5, 2015	$0.27	375,000	375,000
June 1, 2015	$0.27	75,000	75,000
July 3, 2017	$0.10	475,000	-
December 21, 2017	$0.10	450,000	-
Balance on December 31		1,675,000	1,650,000

Warrants

As of June 14, 2013, the following share purchase warrants were issued and outstanding:

Date of Issue	Date of Expiration	Exercise Price	No. of Shares
November 15, 2011	November 15, 2013 (1)	$0.15	602,223
January 31, 2011	February 1, 2014* (1)	$0.15	2,473,334
February 28, 2011	February 28, 2014* (1)	$0.25	60,000
May 16, 2011	May 16, 2014* (1)	$0.15	600,000
June 20, 2012	June 20, 2014 (2)	$0.22	56,666
June 20, 2012	June 20, 2014 (3)	$0.22	732,670
September 21, 2012	September 21, 2014 (2)	$0.22	741,666
September 21, 2012	September 21, 2014 (2)	$0.22	5,500
February 12, 2013	February 12, 2015 (2)	$0.22	900,000
February 12, 2013	February 12, 2015 (2)	$0.22	100,000
February 12, 2013	September 24, 2014 (2)	$0.22	200,000
May 1, 2013	May 1, 2015 (2)	$0.22	1,100,000
May 1, 2013	May 1, 2015 (2)	$0.22	100,000
Total:			7,672,059

* On January 18, 2013 the warrants with expiration dates of January 31, 2013, February 28, 2013 and May 16, 2013 were all extended by one year to expire on the same days in 2014.

(1)	The content of the warrant is filed herewith as Exhibit 2.2;
(2)	The content of the warrant is filed herewith as Exhibit 2.3; and
(3)	The content of the warrant is filed herewith as Exhibit 2.4.

B. Memorandum and Articles of Association

The Company’s Articles of Incorporation are filed herewith as Exhibit 1.1

C. Material Contracts

Except as otherwise disclosed in this Form 20-F, the Company has no other material contracts. The following are the material contracts of the Company entered into since September 12, 2005 and still in effect:

(a)	Employment Agreement with the CEO, dated January 1, 2010 (filed herewith as Exhibit 4.1);
(b)	Directors and Officers Insurance with an effective date of January 23, 2012;
(c)
Co-development and Licensing Agreement with IntelGenx Corp., dated February 28, 2010 (filed herewith as Exhibit 4.3). This agreement supersedes the Letter of Intent between the parties dated November 23, 2010;

(d)	Letter of Intent with Globe Labs Ltd., dated November 22, 2012; and
(e)	Form 46-201 Escrow Agreement, dated August 30, 2011 (filed herewith as Exhibit 4.2);

Item 10.                             Additional Information - continued

Escrow Agreements

The Company is classified as an “emerging issuer” under National Policy 46-201. An “emerging issuer” is one that does not meet the “established issuer” criteria based on the Issuer being an “emerging issuer”, the Escrowed Securities (as hereinafter defined) will be subject to a three year escrow.

If the Company achieves “established issuer” status during the term of the 46-201 Escrow Agreement (as hereinafter defined), it will ‘graduate’, resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if the Company had originally been classified as an established issuer.

The Principals of the Company and holders of Shares having an issuance price of less than $0.02 per share have entered into an escrow agreement dated August 30, 2011 (the “46-201 Escrow Agreement”) among the Company, the Transfer Agent, the Principals of the Company and holders of shares having an issuance price of less than $0.02 per share (collectively with the Principals, the “Escrow Holders”), as required pursuant to the policies of the CNSX.  The Escrow Holders will agree to deposit in escrow their shares (the “Escrowed Securities”) with the Transfer Agent. Under the 46-201 Escrow Agreement, 10% of the Escrowed Securities will be released from escrow on the Listing Date (the “Initial Release”) and an additional 15% will be released on the dates which are 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the Initial Release.

Pursuant to the terms of the Escrow Agreement, the Escrowed Securities may not be transferred or otherwise dealt with during the term of the 46-201 Escrow Agreement unless the transfers or dealings within escrow are:

(1)	transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Issuer’s Board;

(2)	transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor’s spouse, children or parents;

(3)	transfers upon bankruptcy to the trustee in bankruptcy; and

(4)	pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow.

Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor corporation upon completion of the take-over bid, securities received in exchange for tendered Escrow securities are substitute in escrow on the basis of the successor corporation’s escrow classification.

Where the Common Shares of the Issuer which are required to be held in escrow are held by a non-individual (a “holding company”), each holding company pursuant to the 46-201 Escrow Agreement, has agreed, or will agree, not to carry out any transactions during the currency of the 46-201 Escrow Agreement which would result in a change of control of the holding company, without the consent of the Exchange.  Any holding company must sign an undertaking to the Exchange that, to the extent reasonably possible, it will not permit or authorize any issuance of securities or transfer of securities could reasonably result in a change of control of the holding company.  In addition, the Exchange may require an undertaking from any control person of the holding company not to transfer the shares of that company.

D. Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock.

E. Taxation

Canada

Canadian Federal Income Tax Information for United States Residents

The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or the Canadian Tax Act:

Item 10.                             Additional Information - continued

•	deal at arm’s length and are not affiliated with us;
•	hold such shares as capital property;
•	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;
•	have not been at any time residents of Canada; and
•	are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), or the Convention.

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES.

THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF PURCHASING, OWNING OR DISPOSING OF OUR COMMON SHARES ARISING UNDER CANADIAN FEDERAL, CANADIAN PROVINCIAL OR TERRITORIAL, U.S. FEDERAL, U.S. STATE OR LOCAL TAX LAWS OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

This summary is based on the current provisions of the Canadian Income Tax Act, proposed amendments to the Canadian Income Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Convention as in effect on the date hereof.  No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein.  No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the opinions expressed herein.

A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention.  Our common shares will not constitute “taxable Canadian property” if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock. In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares, from such liability provided that the value of our common shares is not derived principally from real property situated in Canada, Canadian Resource Property and Canadian Timber Resource Property. However, where the US resident and purchaser are related the purchaser must generally report the transaction to the Canada Revenue Agency within 30 days of the transaction date to benefit from the Convention. The Convention may not be available to a U.S. Resident that is a U.S. LLC which is not subject to tax in the U.S.

Item 10.                             Additional Information - continued

Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

•	5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or
•	15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

Generally, the Convention does not apply to US resident LLC’s that are fiscally transparent.  However, the Convention may apply to afford reduced withholding tax rates on dividends attributed to a US resident member of a US resident fiscally transparent LLC to the extent of the dividend being consider to have been received by that member.

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

•	tax-exempt organizations and pension plans;
•	persons subject to alternative minimum tax;
•	banks and other financial institutions;
•	insurance companies;
•	partnerships and other pass-through entities (as determined for United States federal income tax purposes);
•	broker-dealers;
•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and
•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;
•
a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and
•
a trust if both: a United States court is able to exercise primary supervision over the administration of the trust; and one or more United States persons have the authority to control all substantial decisions of the trust.

TAX MATTERS ARE VERY COMPLICATED AND THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

NOTE THAT THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT WITHIN THE UNITED STATES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Item 10.                             Additional Information - continued

Ownership of Shares

The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading “Sale of Shares” below).

For taxable years beginning before January 1, 2009, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market).  Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading “Passive Foreign Investment Companies”). A foreign corporation that is a PFIC for any taxable year within a U.S. person’s holding period generally is treated as a PFIC for all subsequent years in the U.S. person’s holding period.  Although we have not been, are not now, and do not expect to be a PFIC, and we don’t expect to pay dividends, you should be aware of the following matters in the event that we do become a PFIC and do pay dividends.

If we were to become a PFIC, then U.S. Holders who acquire our common shares may be treated as holding shares of a PFIC throughout their holding period for the purpose of determining whether dividends received from us are dividends from a qualified foreign corporation. As a consequence, dividends received by U.S. Holders may not be eligible for taxation at the preferential rates applicable to long-term capital gains.

If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received, may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.

U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the U.S. Holder’s U.S. federal income tax liability as discussed below under the heading “Foreign Tax Credit”). Corporate U.S. Holders generally will not be allowed a dividend received deduction with respect to dividends they receive from us.

Foreign Tax Credit

Generally, the dividend portion of a distribution received by a U.S. Holder will be treated as income in the passive income category for foreign tax credit purposes. Subject to a number of limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability (in lieu of a deduction) for Canadian withholding tax deducted from its distributions. The credit may be claimed only against U.S. federal income tax attributable to a U.S. Holder’s passive income that is from foreign sources.

If we were to become a qualified foreign corporation with respect to a non-corporate U.S. Holder, dividends received by such U.S. Holder will qualify for taxation at the same preferential rates that apply to long-term capital gains. In such case, the dividend amount that would otherwise be from foreign sources is reduced by multiplying the dividend amount by a fraction, the numerator of which is the U.S. Holder’s preferential capital gains tax rate and the denominator of which is the U.S. Holder’s ordinary income tax rate. The effect is to reduce the dividend amount from foreign sources, thereby reducing the U.S. federal income tax attributable to foreign source income against which the credit may be claimed. Canadian withholding taxes that cannot be claimed as a credit in the year paid may be carried back to the preceding year and then forward 10 years and claimed as a credit in those years, subject to the same limitations referred to above.

The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders and prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Item 10.                             Additional Information - continued

Sale of Shares

Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15%. A Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies

We will be a PFIC if, in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income.  Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year.

If we were a PFIC in the future, gain realized by a U.S. Holder from the sale of PFIC Shares and certain dividends received on such shares would be subject to tax under the excess distribution regime, unless the U.S. Holder made one of the elections discussed below. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale of PFIC Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held its shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income.  Gain allocated to all other years would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on PFIC Shares by a U.S. Holder during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) would be taxed in a similar manner.

A U.S. Holder may avoid taxation under the excess distribution regime by making a qualified electing fund (“QEF”) election. For each year that we would meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any.  The U.S. Holder’s adjusted tax basis in our shares would be increased by the amount of such income inclusions.  An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend and would decrease the U.S. Holder’s adjusted tax basis in our shares. Gain realized from the sale of our shares covered by a QEF election would be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections, only if we agree to provide to the U.S. Holders, which we do, the information they will need to comply with the QEF rules.  Generally, a QEF election should be made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A QEF election is made on IRS Form 8621.

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election.  An electing U.S. Holder would include in gross income the increase in the value of its PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its PFIC Shares during each of its taxable years.  Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources.  Deductions for any year are limited to the amount by which the income inclusions of prior years’ exceed the income deductions of prior years. Gain from the sale of PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources.  A mark-to-market election is timely if it is made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-to-market election is also made on IRS Form 8621.

As noted above, a PFIC is not a qualified foreign corporation and hence dividends received from a PFIC are not eligible for taxation at preferential long-term capital gain tax rates.  Similarly, ordinary income included in the gross income of a U.S. Holder who has made a QEF election or a market-to-market election, and dividends received from corporations subject to such election, are not eligible for taxation at preferential long-term capital gain rates. The PFIC rules are extremely complex and could, if they apply, have significant, adverse effects on the taxation of dividends received and gains realized by a U.S. Holder.  Accordingly, prospective U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of these rules to their particular circumstances.

Item 10.                             Additional Information - continued

Controlled Foreign Corporation

Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a “controlled foreign corporation” (“CFC”).  We do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC.  Prospective U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding

United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%.  Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

Not applicable.

H.   Documents on Display

Not applicable.

I.   Subsidiary Information

None.

Item 11.                                Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 12.                                Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13.                                Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                                Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.                                Controls and Procedures

Not applicable.

Item 16A.                            Audit Committee Financial Experts

A Chartered Accountant for over 30 years, Doug Wallis specializes in work with Canadian and US public companies. This work involves everything from assisting in the structure of initial public offerings to comprehensive audit services. Doug’s extensive experience in accounting and the rules of professional conduct are also highly valued at Smythe Ratcliffe. Previously, Doug served as the Director of Professional Advisory Services for the Institute of Chartered Accountants of BC.

Item 16B.                            Code of Ethics

Our Board of Directors has approved a Code of Business Conduct and Ethics, which is filed herewith as Exhibit 11.1.

Item 16C.                            Principal Accountant Fees and Services

Audit fees for the year ended December 31, 2012 were $25,725.

Item 16D.                            Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                             Purchases of Equity Securities by the Company and Affiliated Purchasers

None.

Item 16F.                             Change in Registrant’s Certifying Accountant

None.

Item 16G.                            Corporate Governance

Not applicable.

For information regarding the Company’s corporate governance, please refer to “Item 6. Directors, Senior Management and Employees – Corporate Governance.”

Part III

Item 17.                               Financial Statements

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.                               Financial Statements

The Company’s audited financial statements for fiscal year ended December 31, 2012 and unaudited financial statements for the quarter ended March 31, 2013 are filed as Exhibit 15.3 and Exhibit 15.5, respectively, with this Form 20-F. All of the financial information is presented herein in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Item 19.                               Exhibits

Exhibit Number	Description of Exhibit

1.1	Articles of Incorporation
2.1	Form of Promissory Note
2.2	Form of Warrant
2.3	Form of Warrant
2.4	Form of Warrant
4.1	Employment Agreement by and between the Company and Doug Unwin, dated January 1, 2010
4.2	Form of Agreement for Escrow Arrangements under National Policy 46-201 Escrow for Initial Public Offerings, dated August 30, 2011
4.3	Development and Commercialization Agreement by and between the Company and IntelGenx Corp, dated February 28, 2011
11.1	Code of Business Conduct and Ethnics
11.2	Charter of Audit Committee
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Independent Auditor’s Report
15.2	Consent of Independent Registered Public Accounting Firm
15.3	Annual Financial Statements as of December 31, 2012 and 2011
15.4	Management’s Discussion and Analysis for the year ended December 31, 2012
15.5	(Unaudited) Quarterly Financial Statements as of March 31, 2013

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

PACIFIC THERAPEUTICS LTD

Date: June 14, 2013	By:	/s/ Douglas H. Unwin
Name: Douglas H. Unwin
Title: Chief Executive Officer

By:	/s/ Derick Sinclair
Name: Derick Sinclair
Title: Chief Financial Officer